Catalyst





Catalyst Paper Corporation
16th Floor, 250 Howe Street
Vancouver, BC V6C 3R8
604-654-4000
www.catalystpaper.com

Production Notes

Cover printed on 100 lb Luna matte cover stock; pages 1-22 printed on 100 lb Luna matte text stock. Luna is FSC certified and manufactured in Delta, British Columbia. Using paper produced close to home reduces the emissions associated with transportation and supports local economic sustainability.

Pages 23-114 printed on 66.5 gsm Electrastar 80, containing 100% certified wood fibre and produced at Catalyst Paper's Powell River Division in accordance with PricewaterhouseCoopers' independent chain of custody certification standard.

Printed by Blanchette Press, Richmond, British Columbia using inks that comply with CONEG regulations for heavy metal content and that are formulated to contain vegetable-derived raw materials including soya, canola and linseed oils and resins based on rosin derived from the gum of pine and fir trees.



designed and produced by **smith** + associates

Please recycle.

*Catalyst Paper **2005** Annual Report*

Catalyst

DETERMINED to succeed

*Catalyst Paper **2005** Annual Report*

Over the past five years, Catalyst Paper has built a strong platform against a backdrop of unsettled and largely negative economic conditions. Our performance today ranks among the best in the North American paper industry and we are solidly positioned for growth.

*We are **DETERMINED** to succeed.*



Catalyst Paper Corporation is a leading producer of mechanical printing papers in North America. The company also produces de-inked and market kraft pulp. With five mills employing 3,800 people at sites within a 160-kilometre radius on the south coast of British Columbia, Catalyst has a combined annual capacity of 2.5 million tonnes of product. Catalyst Paper Corporation common shares trade on the Toronto Stock Exchange under the symbol CTL. The company is headquartered in Vancouver, B.C.

03 Our Highlights
05 To Our Shareholders
09 Our Divisions
13 Our Products
17 Corporate Governance
21 Management's Discussion and Analysis
68 Consolidated Financial Statements
107 Supplementary Information
112 Corporate Information

Cover
top row (left to right): **Steve Wilkinson; Bryan Diaczuk,** *Crofton*
second row (left to right): **Deb Menunzio,** *Paper Recycling Division;*
Steve Gould, *Powell River Division*
bottom row (left to right): **James Oud,** *Crofton;* **Norm Bourcier,** *Crofton*

Board of directors



Keith Purchase [1,2]
West Vancouver, BC
Corporate Director



Gary Collins [1,3]
Vancouver, BC
President and Chief Executive Officer,
Harmony Airways Limited



Alice Laberge [1,2]
Vancouver, BC
Corporate Director



Russell J. Horner [2]
Vancouver, BC
President and Chief Executive Officer,
Catalyst Paper Corporation



Mark Dodson
Portland, Oregon
President and Chief Executive Officer,
Northwest Natural Gas Company



William P. Rosenfeld [2,3]
Toronto, Ontario
Deputy Chair
Partner, Goodmans LLP



Thomas S. Chambers [1,3]
Vancouver, BC
President,
Senior Partner Services Ltd.



J. Trevor Johnstone [1,3]
Vancouver, BC
Managing Director,
Tricor Pacific Capital, Inc.



David Unruh
West Vancouver, BC
Corporate Director

[1] Member of the audit committee
[2] Member of the environmental, health and safety committee
[3] Member of the governance and human resources committee



Jim Kennedy,
Powell River Division

DETERMINED
to perform

We take pride in being the medium for our customers' messages. We strive to know their needs and to be a step ahead with solutions that blend technical expertise and product quality with reliable and efficient supply.

Catalyst

Glen Hepner,
Port Alberni Division

OUR STRATEGY

In 2006, Catalyst Paper will continue to focus on fundamentals – controlling costs, growing its specialty papers business and investing in projects that enhance revenue and support performance improvement.



01

August 2001 – Norske Skog Canada acquires Pacifica Papers, which was formed in 1998 from the paper assets previously held by MacMillan Bloedel. Now doubled in size, the company assumes the new identity of NorskeCanada.

02

September 2002 – Company concludes a new five-year labour agreement 10 months ahead of schedule – hailed as a "historic breakthrough."





03

January 2003 – Company announces it has captured $115 million in synergies by acquiring Pacifica Papers – nearly double its original target.

December 2003 – Company acquires Newstech Recycling – the largest de-inking facility in Western Canada – to add paper recycling capability.

December 2003 – Company exceeds its annual performance improvement goal – capturing $83 million in year-over-year improvements.

04

December 2004 – Company exceeds its annual performance improvement goal – capturing $103 million in year-over-year improvements.





05

October 2005 – With shareholder approval, the company becomes Catalyst Paper Corporation. The new name clearly differentiates the company from competitors and accurately reflects its approach to business.

December 2005 – Company exceeds its annual performance improvement goal – capturing $84 million in year-over-year improvements.



Diversified geographical sales mix



1 United States 52%
2 Asia & Australasia 19%
3 Canada 11%
4 Europe & Other 10%
5 Latin America 8%

Production capacity



1 Specialty Papers 46%
2 Newsprint 34%
3 Market Pulp 20%

In millions of dollars

***Net earnings** (loss)*



150
0
-150
01 44.5
02 (123.3)
03 (84.5)
04 (28.6)
05 (25.6)



Our competitive advantages

- Strategically positioned to serve western North America and global markets
- Strong, flexible transportation network moves products cost-effectively by rail, road and ocean to markets in North America, Latin America, Western Europe and Asia
- Expertise in producing high-quality lighter basis weight papers, which require less fibre to produce, and reduce pressroom waste and mailing costs
- Diversified product range heavily weighted toward higher-value specialty papers
- Proven ability to achieve consistent performance improvements – nearly $270 million in the past three years
- Low exposure to volatile cost inputs such as fossil fuels
- Stable, affordable sources of electricity and fibre
- Positive, constructive relationship with labour unions
- All operations registered to ISO 9001 quality standard and ISO 14001 environmental management system standard

Our 2005 progress

- Changed name to Catalyst Paper Corporation
- Dissolved Norske Skog North America joint sales venture
- EBITDA improved by $84 million through performance improvement program
- Total number of medical incidents down 15%, lost-time injuries down 5% over 2004
- Powell River Division named safest mill in Canada in its category

Our 2006 plans

- Achieve performance improvement goal of $70 million
- Invest in capital projects that enhance revenue and enhance performance
- Continue shift toward higher-value specialty products
- Continue drive to world-class safety

In millions of dollars



EBITDA

01	02	03	04	**05**
210.9	56.6	78.3	152.8	**155.2**



Sales

01	02	03	04	**05**
1,561.1	1,704.0	1,820.5	1,878.2	**1,823.9**



Operating earnings *(loss)*

01	02	03	04	**05**
79.7	(121.9)	(111.6)	(31.3)	**(25.1)**

OUR HIGHLIGHTS

Financials	05	04	03
(In millions of dollars, except where otherwise stated)			
Sales	$ 1,823.9	$ 1,878.2	$ 1,820.5
EBITDA [1]	155.2	152.8	78.3
Operating earnings (loss)	(25.1)	(31.3)	(111.6)
Net earnings (loss)	(25.6)	(28.6)	(84.5)
Cash flows provided by operations	93.0	64.5	22.5
Long-term debt	861.9	823.6	845.8
Total assets	2,695.9	2,745.9	2,816.4
Average spot foreign exchange rate C$/US$ [2]	1.212	1.302	1.402
Period-end spot foreign exchange rate C$/US$ [3]	1.166	1.204	1.292

Operations	05	04	03
Production [4]			
Specialty paper	1,066	1,123	1,075
Newsprint	700	758	775
Pulp	474	421	419
Safety			
Medical incident rate [5]	3.06	3.43	3.28
Lost-time injury frequency [6]	1.15	1.15	1.31
Number of employees	3,781	3,806	3,836
Greenhouse gas emissions [7]	398	459	572

[1] EBITDA is a non-GAAP measure. Refer to the "Non-GAAP Measures" section in the Management's Discussion and Analysis for further details.
[2] Average spot foreign exchange rate is the average Bank of Canada noon spot rate over the reporting period.
[3] Period-end spot foreign exchange rate is the Bank of Canada noon spot rate.
[4] Thousands of tonnes.
[5] Number of medical incidents per 200,000 hours worked.
[6] Number of lost-time injuries per 200,000 hours worked.
[7] Thousands of tonnes CO_2e/year.



DETERMINED
to move forward

Rod Bryson,
Powell River Division

TO OUR SHAREHOLDERS

Looking back, 2005 was remarkable – a year in which our company took a new name, exceeded its performance improvement target and recorded the best safety results in its history.

Working against us, the Canadian dollar reached its highest value against the US currency in 14 years, newsprint demand and consumption continued to decline and pulp markets weakened. Our results – a net loss of $25.6 million ($0.12 per common share) on sales of $1,823.9 million – reflect these challenges and are similar to 2004's net loss of $28.6 million ($0.13 per common share) on sales of $1,878.2 million.

These financial results are simply unacceptable. We made progress, but the Canadian dollar's rapid rise erased the gains we made through driving out costs, improving our product and customer mix and implementing price increases.

New name, new faces

Nonetheless, 2005 was a year of great change:

- On Oct. 3 shareholders voted 99 per cent in favour of changing our name from Norske Skog Canada Limited to Catalyst

Paper Corporation. "Catalyst" has been our directory paper brand for years, and it's also a good description of our approach to business.

- We began marketing specialty papers directly in North America following the dissolution of the Norske Skog North America (NSNA) joint venture on Oct. 1. NSNA was formed in 2001 with Norske Skogindustrier ASA to market both companies' specialty paper products. By 2005 our products comprised the vast majority of the joint venture's sales and it made sense to integrate those sales into our sales and marketing structure.
- Gary Collins and Alice Laberge joined our board of directors and our executive lineup changed as a result of retirements and internal appointments.

Performance improvement

For the fourth consecutive year, Catalyst exceeded its annual performance improvement goal, delivering $84 million in EBITDA



Russell J. Horner
President and CEO

improvements, five per cent more than our $80 million target.

A large part of that improvement – nearly $20 million – came as a result of our sales and marketing team's ongoing efforts to develop new grades and optimize our product and customer mix. We also cut the use of kraft pulp significantly, realized our lowest delivered chip cost since 2002 and reduced use of fossil fuels to record lows.

There are still improvement opportunities available, and we have set our performance goal for 2006 at $70 million.

Mixed markets

Markets for our specialty paper products were steady in 2005, with uncoated grades performing particularly well. Average prices for all specialty grades improved and sales volumes of our two newest products rose – Electraprime™ by 170 per cent, Electrastar™ by 10 per cent.

Average prices rose 10 per cent driven by cost pressures and the strong Canadian dollar, while newsprint demand and consumption continued to decline. As a result

of weakening demand, we indefinitely shut Port Alberni's No. 3 paper machine in February, displacing 140,000 tonnes of newsprint capacity.

Pulp markets weakened. The European NBSK benchmark price fell one per cent and competitive pressures and weak non-contract markets drove transaction prices even lower.

Investing for the future

Over the last five years we have invested more than $460 million in our facilities to shift production to higher-margin specialty products, reduce costs, increase efficiency, improve quality, increase capacity and improve environmental

performance. Improvements in 2005 included new sawdust screening capability for Elk Falls to reduce costs, a mechanical pulping upgrade at Crofton and additional bleaching capacity at Powell River that allowed us to replace 36,000 tonnes of newsprint capacity with higher-value specialty products.

Capital expenditures in 2006 will primarily focus on rapid-return projects that support our performance improvement program. Rather than concentrating maintenance spending in the first two quarters we will spread it more evenly throughout the year, providing a more stable earnings profile quarter to quarter.



top row (left to right):
James E. Armitage, *Senior Vice-President, Sales and Marketing;* **Lyn Brown,** *Vice-President, Corporate Affairs and Social Responsibility;* **W.R. (Ron) Buchhorn,** *Senior Vice-President, Operations;* **Ralph Leverton,** *Vice-President, Finance and Chief Financial Officer*

bottom row (left to right):
Robert H. Lindstrom, *Vice-President, Supply Chain;* **Ferio Pugliese,** *Vice-President, Human Resources;* **Valerie Seager,** *Vice-President and General Counsel*

Environment, safety improvements

Of all our progress, I am most proud of our safety record; 2005 marked our safest year ever. The total number of lost-time injuries was reduced five per cent and the total number of medical incidents was cut 15 per cent. While injuries have dropped by more than half since 2002, we won't be satisfied until every employee goes home safely every day.

Environmentally, *BusinessWeek Magazine* ranked us seventh of the top 10 companies of the decade for reducing greenhouse gas emissions. We reaffirmed our commitment by signing a World Wildlife Fund Climate Savers agreement, pledging to achieve a sustained 70 per cent reduction in greenhouse gas emissions over 1990 levels by 2010.

More information on our environmental and social progress is available in our accountability report.

Outlook for 2006

We operate in a competitive and rapidly changing industry populated by global giants and nimble, regional players. Against this backdrop, we are determined to set the pace for our peer group.

Norske Skog no longer holds a position in our company, having sold its remaining shares in February 2006. This removes a long-standing overhang on our stock value and we see it as a positive development.

In 2006 we will press hard to achieve our fifth consecutive performance improvement goal.

We will make the most of our geographic advantages as we continue to optimize supply chain logistics. At the same time, continued refinement of our product and customer mix will strengthen our market position as a leading manufacturer of value-added paper products.

Recognizing that our industry is in a transformation phase, we will also press government – both provincial and federal – to make the policy changes necessary to create a climate of renewal for our industry and our company.



Russell J. Horner
President and Chief Executive Officer
February 28, 2006



DETERMINED
to make progress



DETERMINED
to take action


Catalyst
Campbell River (Elk Falls)
2
Powell River
4
VANCOUVER ISLAND
Port Alberni
3
Strait of Georgia
Vancouver (Head Office)
5
Coquitlam (Paper Recycling)
Crofton
1

OUR DIVISIONS

Catalyst's four paper and pulp mills and one paper recycling mill – with a combined annual capacity of 2.5 million tonnes – manufacture quality products that are sold around the world.

1 Crofton

Directory paper, newsprint and NBSK market pulp

2 Elk Falls

Specialty printing papers, newsprint, kraft paper and sawdust-based kraft pulp

3 Port Alberni

Directory and lightweight coated grades

4 Powell River

Lightweight specialty grades and newsprint

5 Paper Recycling

De-inked pulp

Catalyst Paper's five divisions are strategically located within a 160-kilometre radius in south coastal British Columbia. They are linked to global markets by a strong, flexible transportation network that moves products by rail, road and ocean. Together, these operations have an annual production capacity of 2.5 million tonnes of mechanical printing papers, newsprint, lightweight coated paper, market pulp and kraft paper.

Crofton

An integrated paper and pulp manufacturing facility, Crofton Division is a leader in producing high-quality, lightweight directory and newsprint grades. The mill also manufactures NBSK market pulp.

Began operation **1957**
Paper machines **3**
Pulp lines **2**
Employees **1,000**
Newsprint capacity **339,000 MT**
Directory capacity **103,000 MT**
Market pulp capacity **319,000 MT**

Paper Recycling

The paper recycling facility produces de-inked pulp from old newspapers and magazines. The largest de-inking mill in Western Canada, it processes 65 per cent of the old newspapers and magazines collected in BC and Alberta.

Began operation **1991**
Employees **65**
De-inked pulp capacity **148,000 ADMT**

Port Alberni

The Port Alberni paper mill focuses exclusively on producing specialty and lightweight coated grades and is one of North America's leading producers of directory paper.

Began operation **1947**
Paper machines **3***
Employees **580**
Directory capacity **212,000 MT**
LWC capacity **223,000 MT**
* One machine indefinitely idled as of Feb. 5, 2005

Powell River

The Powell River mill produces both newsprint and high-quality lightweight specialty grades.

Began operation **1912**
Paper machines **3**
Employees **700**
Newsprint capacity **181,000 MT**
Specialty paper capacity **265,000 MT**

Elk Falls

The Elk Falls paper and pulp mill manufactures specialty printing papers, newsprint and whitetop linerboard (kraft paper). The mill pioneered the production of eco-friendly, mini-chip sawdust pulp and was among the first in North America to employ soft-nip calendering technology.

Began operation **1952**
Paper machines **4**
Pulp lines **1**
Employees **1,000**
Kraft paper capacity **137,000 MT**
Newsprint capacity **321,000 MT**
Specialty paper capacity **201,000 MT**
Market pulp capacity **190,000 MT**

MT = metric tons
ADMT = air-dried metric tons

*Visit **www.catalystpaper.com** for more information on Catalyst Paper's mills.*

Dale Bondue,
Port Alberni Division

Indefinite shutdown of Port Alberni's No. 3 paper machine

In February 2005, market conditions, the strong Canadian dollar and rising input costs prompted Catalyst Paper to indefinitely shut down Port Alberni Division's No. 3 paper machine.

It's a situation many Canadian mills faced in 2005 as the industry fought to bring production in line with demand. For Catalyst it was economically prudent, but not an easy workforce decision – projections showed up to 200 jobs would be affected.

That was before the company and its unions began working on a solution. Using a program already in place at the Powell River mill as a model, Port Alberni's union locals and management proposed a slightly shorter work week for all mill employees.

Despite a small pay cut, workers voted overwhelmingly in favour of the shorter work week. Coupled with early retirement packages and transfers to other mills, the move reduced layoffs to 75.





DETERMINED
to provide solutions

OUR PRODUCTS

Responding effectively to changing markets, Catalyst Paper has assembled a suite of products that both meet and anticipate the needs of commercial printers, publishers and paper manufacturers in North America, Latin America, the Pacific Rim and Europe.

ELECTRABRITE   ELECTRASTAR
High-bright uncoated grades for retail inserts, flyers and direct mail advertising

ELECTRAPRIME   ELECTRACAL   ELECTRASOFT
Soft-nip calendered papers for retail inserts, flyers, magazines and catalogues

ELECTRACOTE
Lightweight coated paper for magazines, catalogues, retail inserts, flyers and direct mail advertising

MARATHON
Newsprint
High-quality newsprint for newspapers, retail inserts and flyers

CATALYST
Directory
Directory paper recognized for excellent performance at low basis weights and used for telephone books, airline schedules and catalogues

SILVER LINER   PLATINUM LINER   CHROMIUM LINER
Whitetop linerboard for packaging applications where bright, high-quality graphics are crucial

ELK PRIME   CROFTON KRAFT
Sawdust-based and northern bleached softwood kraft pulp, used in tissue, paper towels, freesheet, specialty papers and other products

DE-INKED PULP
Catalyst's recycling plant renews 65 per cent of newspapers and magazines collected in BC and Alberta for use in new paper products

WHY CUSTOMERS CHOOSE CATALYST

Catalyst's customers span the globe, representing some of the world's best-recognized brands.

Retailers Wal-Mart
Magazines Rolling Stone, Us Weekly, U.S. News and World Report
Directory publishers AT&T, Verizon, Yellow Book
Newspapers Chicago Sun-Times, Wall Street Journal, Apple Daily (Hong Kong), Prensa Libre (Guatemala), APB (India)
Packaging Weyerhaeuser, Sunkist
Paper manufacturers Clairefontaine (France), Kinryu (Japan)

When customers buy Catalyst products, they're buying more than paper or pulp. They are buying award-winning quality, a commitment to innovation, top technical service and support and a focus on sustainability that goes beyond environmental compliance.

• Innovation

Catalyst has taken steps to shift production and development efforts toward higher-value specialty paper grades and lighter basis weight products. Not only are these products made with fewer raw materials and less energy, lighter basis weights offer customer savings in postage, transportation, handling and storage.

• Stability

Catalyst's products are backed by a management focus on business fundamentals and a track record of performance improvement. A productive relationship with labour unions assures customers that order delivery – on time and in full – is a company-wide priority.

• Location

Based on Canada's west coast with access to deep-water ports and major transportation routes, Catalyst moves products efficiently by rail, road and ocean to customers around the world.

• Flexibility

Among the company's 13 paper machines is western North America's only lightweight coated paper machine. Several paper machines are able to shift grades and, with two kraft pulp facilities, Catalyst has the capability and flexibility to make a range of products as market demand dictates.

• Quality

Catalyst's reputation for quality has earned awards from key customers, including Wal-Mart, Verizon, AT&T, Vertis, Dow Jones and Thai Paper.

• Responsiveness

Catalyst's sales and technical service team is known as one of the most qualified and responsive in the industry. They work side-by-side with press operators and papermakers to understand requirements, anticipate problems and quickly resolve any difficulties.

• Sustainability

Catalyst's products demonstrate the company's commitment to meeting high environmental standards – important for customers with strict procurement policies. Key environmental attributes include lighter basis weights, recycled content, lower environmental load and, for select paper products, an independently verified chain-of-custody system. Equally important is the company's engagement with environmental groups – both critics and friends – to address issues and find better solutions to shared concerns.








*Members of Catalyst's stickies taskforce
(top to bottom): **Roberto Allende-Garcia**,
Process Engineer, Port Alberni;
Pat Martin, Operations Manager, Paper
Recycling Division; **Patricia Winchell**,
Technical Specialist, Crofton*

***Team approach boosts
paper quality***

*Catalyst's papermakers are
a proud team. So when
some sheets that contained
recycled fibre began to
appear with small defects,
they launched a determined
effort to solve the problem.*

*A taskforce from the
Crofton, Port Alberni and
Paper Recycling divisions
traced the defects to small
particles called "stickies."
Some of these small
adhesive contaminants were
picked up in the trucks and
railcars used to transport
de-inked pulp, others from
labels and tape and still
others through processing
problems in the paper
recycling plant.*

*The solution meant changing
the way we make and ship
de-inked pulp – implementing
new methods for sorting
and pulping old newspapers
and magazines, changing
some chemical processes,
installing new equipment
and implementing best
practices for railcar and
truck cleanliness.*

*The result? Better quality,
more efficient papermaking
and 30 per cent fewer
customer complaints
since 2003.*

Doug Tuck (left) and
Larry Cross (right), Port Alberni

DETERMINED
to do the right thing



(left to right): **Drew Kilback**, **Jim Fries**,
Brian Baarda, _Powell River Division,_
Sandra Tremblay, _Powell River city council,_
Denise Smith, _Sliammon First Nation_



Mike Putzke,
Powell River Division

CORPORATE GOVERNANCE

Good corporate governance flows naturally from living the company's values of integrity, openness and social responsibility. It assures shareholders and the public that the company is run properly, ethically and honourably and is essential in building and maintaining trust. Good governance not only helps the company achieve its goals, it helps it achieve them in the right way.

Responsibility for Catalyst Paper's governance is held by its board of directors, which operates under a publicly disclosed mandate with specific terms of reference. The board is committed to continually reviewing and improving its governance procedures to keep pace with changes in regulated and voluntary practices.

The board also strives to help shareholders better understand its governance policies and management oversight and control responsibilities by posting its mandate, terms of reference and other materials on the company website.

Board composition and structure

Catalyst Paper's board consists of nine directors. All except Russell Horner, the company's chief executive officer, are considered independent.

Before February 2006, three of Catalyst Paper's directors were senior management executives of Norske Skogindustrier ASA, which owned 29.4 per cent of Catalyst Paper's shares. When Norske Skogindustrier

ASA sold its shares, those directors resigned. The board then appointed Mark Dodson and David Unruh as directors, and Keith Purchase as the chair of the board.

Six directors – Thomas Chambers, Russell Horner, Trevor Johnstone, Alice Laberge, Keith Purchase and David Unruh – are also directors of other public companies.

William Rosenfeld, the board's deputy chair, is counsel to a law firm that from time to time provides specialized legal counsel to the company. The services are contracted on customary commercial terms and are not of a material nature.

New board members

Gary Collins, president and chief executive officer of Harmony Airways and Alice Laberge, former president of Fincentric joined the board in 2005. Mark Dodson, president and chief executive officer of Northwest Natural Gas Company, and David Unruh, former non-executive vice-chair of Westcoast Energy Inc. and Union Gas Limited, joined the board in February 2006.

Board mandate

Catalyst Paper's board fulfills its legal responsibility to supervise the management of the company's business in the interest of all shareholders through the leadership of the chief executive officer.

Among its most important responsibilities, the full board reviews and approves:

- the strategic plan
- capital and operating budgets
- identification and monitoring of the principal risks to the company's business
- financial results and other corporate reports
- systems and policies for effective and timely communication
- senior management appointments and succession
- remuneration for the chief executive officer and his direct reports
- performance targets for the chief executive officer

Each year, the board engages in a strategy session with senior management to review and debate the company's long-range strategic plan. Updates on progress or changes to the plan are conducted at least quarterly and the board may also convene to review and approve specific strategic initiatives including acquisitions, divestments and financial arrangements.

The board manages its own affairs, including selecting its chair and deputy chair and forming special committees as necessary. Director searches and nominations are conducted by a committee of independent directors.

A comprehensive governance manual that sets out the specific mandate, duties and responsibilities of the board is provided to each director and is updated regularly. New directors must complete an orientation that includes one-on-one meetings with all members of the executive and visits to the company's manufacturing operations.

The board and its committees may retain outside advisers as necessary, as may individual directors with the concurrence of the chair. The chair, deputy chair and committee chairs also communicate frequently with appropriate officers of the company between formal meetings.

Board meetings are scheduled five times a year with additional meetings at the call of the chair as required. The board met seven times in 2005.

Board committees

The full board is informed by the study and reports of three committees. These committees are supported by senior management representatives who, for the most part, are officers of the company. The board may also strike special committees to study and report on specific issues.

Governance and human resources committee

The governance and human resources committee develops and monitors the company's governance procedures and administrative systems. The committee is chaired by Trevor Johnstone and includes directors Thomas Chambers, Gary Collins and William Rosenfeld.

The committee's focus is on board governance, and it is responsible for assessing and making recommendations regarding board effectiveness. As part of this mandate, the committee annually reviews the terms of reference for the board, the chair, the deputy chair, each committee, individual directors and the chief executive officer and recommends appropriate amendments.

The committee is also responsible for identifying, recruiting and recommending candidates for membership on the board. The committee's other principal



Deb Menunzio,
Paper Recycling Division

function is to establish a succession plan for executives and other key employees and to review and administer executive compensation plans. The committee reviews and approves the chief executive officer's objectives and evaluates performance against these objectives. The committee also recommends the directors' compensation plan to the board.

The committee met five times in 2005.

Audit committee

The audit committee is chaired by Thomas Chambers and includes directors Gary Collins, Trevor Johnstone, Alice Laberge and Keith Purchase. The committee's principal functions are to:

- review financial information and statutory disclosure documents before they are approved by the board and publicly disseminated

- evaluate systems of internal control and procedures for financial reporting
- review and recommend for approval by the board the terms of engagement and remuneration of the external auditor
- monitor the performance of external and internal auditors and assess their independence
- recommend to the board the appointment of investment managers for the company's salaried pension plans and monitor their performance
- identify and review with management the principal risks facing the company and ensure appropriate risk management systems and internal controls are in place
- meet privately with internal and external auditors before approving the company's financial statements

The committee met four times in 2005.

A due diligence committee also reviews public disclosure about the company each quarter. The committee includes the chief executive officer, chief financial officer, legal counsel, investor relations and corporate controller departments, the officers of the company and other employees as required. External auditors are invited to attend as observers. All participants may raise issues or question the accuracy of the company's disclosure documents before their release.

All quarterly and annual financial statements and material press releases are posted on the company website and simultaneously disseminated to the market by Canada Newswire. Investor presentations and other corporate materials are also on the website. Catalyst Paper provides interested parties with live Internet and telephone access to conference calls following the release of quarterly financial results.



George Illes,
Powell River Salmon Society

DETERMINED
to solve problems

Environmental, health and safety committee

The environmental, health and safety committee is chaired by Keith Purchase and includes directors Russell Horner, Alice Laberge and William Rosenfeld.

The committee establishes principles of environmental, health and safety stewardship that align with the company's values and monitors the company's performance against these measures. The company publishes extensive and transparent reporting on these areas in its accountability report.

The committee met four times in 2005.

2005 governance performance

Catalyst Paper meets or exceeds the effective governance guidelines established by the Canadian Securities Administrators under its National Policy 58-201. This performance includes these areas of compliance:

- all directors except Russell Horner, the company's chief executive officer, are independent
- the board chair is an independent director
- independent directors meet in-camera without management present at board, audit and governance and human resources committee meetings
- the board's mandate and the mandates of committees, chair, deputy chair and chief executive officer are posted on the company website
- there is a thorough orientation program for new directors
- Catalyst Paper has a code of business conduct and ethics for all directors, officers and employees
- the board seeks independent advisers to inform directors on specific issues
- there is a process to evaluate and identify the competencies of the board, committees and individual directors
- compensation for directors and officers is determined by the governance and human resources committee, which consists of independent directors
- the board measures its effectiveness through an annual evaluation of the board, its committees and individual directors



Accountability report

Read more about Catalyst Paper's social, economic and environmental progress in Determined to Make a Difference, the company's 2005 accountability report.

www.catalystpaper.com



MANAGEMENT'S
DISCUSSION AND
ANALYSIS

Contents

24 **1. Corporate overview and results of operations**

37 **2. Segmented results of operations**

45 **3. Financial condition**

46 **4. Liquidity and capital resources**

50 **5. Related party transactions**

51 **6. Off-balance sheet arrangements**

53 **7. Summary of quarterly results**

53 **8. Non-GAAP measures**

54 **9. Critical accounting policies and estimates**

58 **10. Changes in accounting policies**

59 **11. Impact of accounting pronouncements affecting future periods**

60 **12. Risks and uncertainties**

64 **13. Sensitivity analysis**

66 **14. Outlook**

66 **15. Disclosure controls and internal control over financial reporting**

67 **16. Outstanding share data**

The following management discussion and analysis ("MD&A") should be read in conjunction with the consolidated financial statements for the years ended December 31, 2005, 2004, and 2003 and the notes thereto.

Throughout the discussion, reference is made to EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and before other non-operating income and expenses. EBITDA, as defined, equates to operating earnings (loss) plus amortization. As Canadian Generally Accepted Accounting Principles ("GAAP") do not define a method of calculating EBITDA, the measure as calculated by Catalyst Paper Corporation ("the Company") might not be comparable to similarly-titled measures reported by other entities. EBITDA is presented because the Company believes it is a useful indicator of a company's operating performance, and subsequently, a company's ability to meet debt service and capital expenditure requirements. EBITDA should not be considered by an investor as an alternative to net earnings, an indicator of the financial performance of the Company, or an alternative to cash flows as a measure of liquidity. Refer to the "Non-GAAP Measures" section for a reconciliation of this non-GAAP measure to net earnings (loss).

Except for the historical information contained herein, the matters set forth in this report are forward-looking. These include, for example, statements with respect to general economic conditions in the U.S., Canada, and internationally, assessment of market conditions and demand for the Company's products, the outlook for inventories, production and pricing, performance improvements and cost savings, expected cash flows, capital expenditures and completion of capital projects, shifts in industry capacity, fluctuations in foreign exchange and interest rates, business strategies, fluctuations in availability and cost of raw materials or energy, ability to obtain financing and other factors beyond the Company's control. These statements reflect management's current views and are based on certain assumptions. Such statements are subject to risks and uncertainties that may cause actual results, performance or developments to differ materially from those contained in the statements. No assurance can be given that any of the events anticipated by the forward-looking statements will occur or, if they do occur, what benefits the Company will obtain from them. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investors are cautioned not to place undue reliance on these forward-looking statements. No forward-looking statement is a guarantee of future results.

In accordance with industry practice, in this MD&A, the term "ton" or the symbol "ST" refers to a short ton, an imperial unit of measurement equal to 0.9072 metric tonnes, and the term "tonne" or the symbol "MT" refers to a metric tonne.

In this MD&A, unless otherwise indicated, all dollar amounts are expressed in Canadian dollars, as are the term "dollars" and the symbols "$" and "CDN$". The term "U.S. dollars" and the symbol "US$" refer to United States dollars.

The information in this report is as at January 25, 2006. Disclosure contained in this document is current to that date, unless otherwise stated.

1. CORPORATE OVERVIEW AND RESULTS OF OPERATIONS

Overview of the business

The Company is the third largest North American based producer of newsprint and uncoated mechanical groundwood specialty papers, measured by production capacity. It is also the largest producer of coated and uncoated specialty papers and newsprint, and the only producer of lightweight coated paper, on the West Coast of North America. The Company is the largest producer of directory paper in the world by capacity, and operates the largest paper recycling operation in Western Canada. It also has a significant presence in most major international markets, serving customers in countries around the world. The 2005 geographical sales mix can be found on page 26 of this MD&A.

The Company's business includes printing papers and market pulp, operating in three business segments:

Specialty papers

The specialty papers segment consists of soft-calendered and machine finished ("MF") hi-brite uncoated, lightweight coated, directory, and kraft paper grades. These groundwood specialty paper grades are manufactured on eleven[1] paper machines at Crofton, Elk Falls, Port Alberni and Powell River. The specialty papers business segment has a total production capacity of 1,141,000 tonnes.

Specialty papers is the Company's largest business segment, representing approximately 55% of 2005 consolidated sales revenue. The Company's customer base consists primarily of retailers, magazine and catalogue publishers, commercial printers, telephone directory publishers, and corrugated box manufacturers. Specialty paper products are sold primarily through the Company's sales and marketing personnel in North America, and through distributors and agents in other geographic markets. In 2005, approximately 88% of specialty paper sales volumes were made to customers in North America. Specialty paper is shipped by a combination of ship, barge, rail, and truck.

Newsprint

Newsprint is currently produced on five [1] paper machines at Crofton, Elk Falls, and Powell River. The segment has a total annual production capacity of 841,000 tonnes, of which, one machine at Port Alberni, or 140,000 tonnes on a 45.0 g/m^2 equivalent basis is currently idled.

Newsprint sales represented approximately 29% of 2005 consolidated sales revenue. The newsprint customer base consists primarily of newsprint publishers located in Western and Central North America and Asia. In 2005, approximately 88% of newsprint sales volumes were to customers in North America and Asia. Newsprint is shipped primarily by deep-sea vessel, and by a combination of ship, barge, rail, and truck for inland destinations.

---

[1] The Company has 13 paper machines. The number of machines noted in the segments above reflects the ability of the Company's machines to switch between newsprint and specialty paper grades.

Pulp

The pulp segment is comprised of sawdust-based pulp, manufactured at the Elk Falls mill, and Northern Bleached Softwood Kraft ("NBSK") pulp, manufactured at the Crofton mill. The segment has a total production capacity of 509,000 tonnes.

Pulp sales represented approximately 16% of 2005 consolidated sales revenue. The pulp customer base includes producers of tissue, magazine papers, woodfree printing and writing papers, and certain specialty paper products located primarily in Asia and Europe. Pulp products are sold primarily through sales and marketing personnel in Canada and Japan, and through a network of agents in locations throughout the world. In 2005, approximately 97% of pulp sales volumes were made to customers in Europe and Asia and Australasia. The Crofton and Elk Falls pulp mills are located on tidewater and have deep-sea vessel loading facilities. Pulp is shipped by both break-bulk on deep-sea vessels and container shipment.

The Company also operates the largest paper recycling operation in Western Canada, in support of its business segments. This facility has a production capacity of 148,000 air-dried equivalent tonnes of pulp per year, the majority of which is consumed internally.

The chart below illustrates the Company's principal paper and pulp products, applications, and annual 2006 capacity.

Product profile

	Specialty paper grades					*Newsprint*	*Pulp*
	Uncoated Papers						
Category	*Soft-calendered*	*Machine-finished*	*Coated paper*	*Directory*	*Kraft paper*	*Newsprint*	*Pulp*
Brand name	Electrasoft Electracal Electraprime	Electrabrite Electrastar	Electracote	Catalyst	Silverliner Platinumliner Chromiumliner Bronzeliner	Marathon	Elk Prime Crofton Kraft
Basis weight (g/m²)	36.6 – 52	45 – 66.5	44.4 – 63.6	28 – 40	127 – 250	43 – 48.8	n/a
Applications	Magazines, Supplements, Catalogues, Inserts, Flyers, Directories	Magazines, Supplements, Inserts, Flyers, Direct mail, PR and corporate communication books/manuals	Magazines, Catalogues, Inserts, Flyers, Direct mail	Telephone books, Airline schedules, Catalogues	Packaging applications	Newspapers, Inserts, Flyers, Supplements, Directories, Timetables	Tissue Freesheet Specialty paper, Whitetop linerboard
Capacity (tonnes)	466,000 [2]		223,000	315,000 [1, 2]	137,000	841,000 [1, 2]	509,000
% of total capacity	19%		9%	13%	5%	34%	20%

[1] Effective February, 2005, the Company indefinitely idled its Port Alberni paper machine No 3. This curtailment reduced the Company's capacity of its newsprint business a further 140,000 tonnes from the amounts expressed in this table.

[2] Capacities expressed in the above table can vary as the Company is able to switch production between products, particularly newsprint, directory, and machine-finished uncoated grades.

The Company's diverse range of products are sold on five continents. The North American market accounts for 63% of the Company's sales and continues to be the principal market for the Company followed by Asia and Australasia, Latin America, and Europe. The consolidated sales volume distribution for 2005 was as follows:

2005 Geographic sales distribution



❶ United States 52%
❷ Asia & Australasia 19%
❸ Canada 11%
❹ Europe & Other 10%
❺ Latin America 8%

2005 overview

Difficult business conditions for pulp and paper producers persisted throughout 2005, the strength of the Canadian dollar being a key factor in the Company's unsatisfactory financial performance. The 2005 net loss was comparable with the prior year, as gains from the 2005 performance improvement program and higher average transaction prices for paper products were eroded by the negative impact of the strengthening Canadian dollar, lower pulp prices, and rising input costs.

For the third consecutive year, the strengthening Canadian dollar had a significant adverse impact on the Company's earnings, as the majority of sales are denominated in U.S. dollars. During the year, the Canadian dollar strengthened 6.9% compared to the U.S. dollar, with an average spot exchange rate of CDN$1.212 compared to CDN$1.302 for 2004 and CDN$1.402 for 2003. The strengthening Canadian dollar negatively impacted operating earnings by approximately $140 million in the current year. For further details about the Company's sensitivity to fluctuations in foreign exchange refer to the "Sensitivity Analysis" section.

The negative impact of the dollar's strengthening on operating earnings was somewhat offset by a positive impact of the translation of the Company's U.S.-dollar-denominated debt into Canadian dollars which totalled $24.7 million pre-tax for the year ended December 31, 2005.

The chart below illustrates the movement of the CDN$/US$ spot rate over the past five years.

CDN$/US$ average noon spot rate
(Source: Bank of Canada noon spot rate)



Globally, the industry also continued to struggle with rising input costs, particularly with respect to increased energy and fibre prices. Due to its location in British Columbia, the Company was, to a certain extent, insulated from these effects because it benefits from lower fibre and electricity costs compared to other regions. In addition, the Company's relatively low use of fossil fuels, due to its ability to use lower priced alternatives, lessens its exposure to rising fuel prices. However, like other producers, the Company is exposed to rising energy prices as they significantly impact transportation and chemical costs. In addition, it is one of the few companies fully exposed to Canadian dollar fluctuations. As a result of these challenging conditions, several producers indefinitely idled or permanently closed down a number of their mill operations during the year.

Despite the various challenges facing the Company, its 2005 performance improvement program exceeded expectations, surpassing its goal by 5%. With the conclusion of the 2005 program, the Company realized $84 million in year-over-year EBITDA improvements, exceeding its $80 million target by $4 million. The "Progress on 2005 Strategic Initiatives" section includes a detailed discussion on the current year results.

The U.S. economy continued its strong performance in 2005, driven by consumer spending, industrial production, job growth, and homebuilding which offset high energy costs during the year. Despite the strong U.S. economy, market conditions for the Company's suite of products were mixed during 2005.

Coated mechanical markets were tight for much of the year despite weaker demand. As a result of tight market conditions, lightweight coated ("LWC") prices in 2005 increased by approximately 17% over 2004.

Uncoated mechanical markets were strong, with job growth and consumer confidence leading to strong retail sales. Prices for super-calendered A grades ("SC-A"), a common benchmark for a number of uncoated mechanical paper grades, increased by approximately 8% in 2005. Prices for MF hi-brite and super-brite grades increased between 7% and 9% over the previous year, depending on the grade.

Directory markets were stable in 2005. Competition between traditional telephone directory publishers and independents in the yellow pages book market resulted in new publications and additional page counts in the year. Contract pricing in 2005 was up by approximately 4% from 2004.

Kraft paper markets were sluggish for much of the year, largely due to weak corrugated box shipments. A combination of falling inventories and cost pressures resulted in some improvement in market conditions late in the year. Compared to 2004, 2005 average prices for white top linerboard showed a marginal improvement.

Newsprint markets in the U.S. continued to experience declining demand and consumption due to decreases in ad lineage, circulation, and average basis weights. However, cost pressures and the strong Canadian dollar drove transaction prices higher compared to the previous year. As a result, prices moved up slowly but steadily over the year. Average prices for 2005 were up by an average of 10% compared to 2004.

Pulp markets weakened in 2005. Despite a slight increase in global shipments compared to 2004, new capacity in Asia and South America during the year resulted in softer than anticipated pricing in Asia and Europe. In Europe NBSK pulp benchmark prices declined by approximately 1% compared to 2004; however transaction prices fared worse due to competitive pressures and generally weaker non-contract markets.

In early February 2005, the Company indefinitely idled its Port Alberni No.3 paper machine displacing 140,000 tonnes per year of the Company's newsprint capacity. Related restructuring costs for the year were approximately $6 million.

On October 3, 2005, the Company's shareholders voted 99.9% in favour of changing the Company's name from Norske Skog Canada Limited to Catalyst Paper Corporation. In addition, effective October 1, 2005, the Company dissolved its U.S. marketing joint venture with Norske Skogindustrier ASA ("Norske Skog").

2005 highlights

- Changed the Company's name, reflecting its unique identity as an independent producer of paper and pulp products that are sold globally.
- Dissolved the Company's U.S. marketing joint venture with Norske Skog, after which the Company returned to marketing its specialty paper products directly to North American customers.
- Recorded the safest year in the Company's history with the lowest medical incident rate and lost-time injury frequency.
- Realized an $84 million improvement in EBITDA as a result of the Company's 2005 performance improvement program.
- Increased sales of Electraprime, the Company's SC-A alternative product, by 56,000 tonnes to 89,000 tonnes during 2005.
- Reduced the use of high-cost kraft in paper production to the lowest level in the Company's history, resulting in savings of $18 million.
- Optimized the Company's fibre mix, including the realization of the lowest delivered chip cost since 2002.
- Reduced the Company's reliance on fossil fuels to record lows through the use of lower priced alternatives and conservation initiatives.
- Received recognition for product quality, including supplier of the year from Verizon Information Services and Vertis Inc.
- Recognized as one of the top ten companies of the decade for the Company's amount of greenhouse gas reduction over the past ten years. By the end of 2005, the Company has reduced greenhouse gas emissions by 71% below 1990 levels.

Selected financial information	05	04	03
(In millions of dollars, except where otherwise stated)			
Sales	$ 1,823.9	$ 1,878.2	$ 1,820.5
Operating earnings (loss)	(25.1)	(31.3)	(111.6)
EBITDA [1]	155.2	152.8	78.3
Net earnings (loss)	(25.6)	(28.6)	(84.5)
EBITDA margin [2]	8.5%	8.1%	4.3%
Net earnings (loss) per share (in dollars) – basic and diluted	(0.12)	(0.13)	(0.41)
Total assets	2,695.9	2,745.9	2,816.4
Total long-term liabilities	$ 1,396.8	$ 1,417.6	$ 1,479.9
Sales (000 tonnes)			
Specialty papers	1,063.2	1,115.5	1,084.7
Newsprint	707.1	754.7	768.7
Total paper	1,770.3	1,870.2	1,853.4
Pulp	482.7	405.5	421.3
Total sales	2,253.0	2,275.7	2,274.7
Production (000 tonnes)			
Specialty papers	1,066.0	1,123.1	1,075.3
Newsprint	699.5	757.8	774.8
Total paper	1,765.5	1,880.9	1,850.1
Pulp	474.2	420.9	418.8
Total production	2,239.7	2,301.8	2,268.9
Average spot foreign exchange rate C$/US$ [3]	1.212	1.302	1.402
Period-end spot foreign exchange rate C$/US$ [4]	1.166	1.204	1.292
Effective foreign exchange rate C$/US$ [5]	1.239	1.359	1.454
Common shares (millions):			
At period end	214.6	214.6	214.6
Weighted average	214.6	214.6	206.6

[1] EBITDA is a non-GAAP measure. Refer to "Non-GAAP Measures" for further details.
[2] EBITDA margin is defined as EBITDA as a percentage of sales.
[3] Average spot foreign exchange rate is the average Bank of Canada noon spot rate over the reporting period.
[4] Period-end spot foreign exchange rate is the Bank of Canada noon spot rate.
[5] Effective foreign exchange rate represents a blended rate which takes into account the applicable spot rates and the Company's revenue hedging program in the reporting period.

Strategy

The Company's long-term objective is to achieve higher, sustainable earnings and maximize cash flow by strengthening its position as a leading producer of value-added paper and related forest products within Western North America.

Key performance drivers

The Company believes the following key performance drivers are critical in achieving its strategic goals and creating value for its investors.

Strong market position

Market positioning is a significant driver of the Company's success. As one of the largest North American based producers of newsprint and uncoated groundwood specialty papers, market penetration is important. The Company's brand names are well recognized in the marketplace and it has worked hard to build a reputation for reliability, value and service.

Upgraded, cost-competitive manufacturing

In the past five years, capital expenditures of approximately $463 million have been directed primarily towards the Company's manufacturing facilities to shift production towards higher margin papers, reduce unit production costs, increase operating efficiency, improve product quality, increase capacity, and meet or exceed environmental regulations.

Diversified product mix

In recent years, the Company has introduced or expanded a number of specialty paper and differentiated product lines, including lightweight newsprint grades, coated papers, MF hi-brites, super hi-brites, soft-calendered grades, directory, sawdust-based pulp, and whitetop linerboard. These products offer improved margins over standard commodity newsprint grades. Additionally, market pulp accounts for only 20% of the Company's manufacturing capacity, significantly limiting the Company's relative exposure to volatile pulp markets.

Strong supply chain

The Company has a strong and flexible distribution network. The Company utilizes all transportation modes available to it such as truck, rail, container, and break-bulk shipping. The Company's supply chain systems have enabled better planning and scheduling, allowing the Company to use the most cost-efficient mode of transportation on its shipments.

Production expertise

Over the last several years, the Company has developed expertise in the production of lightweight papers. Lower basis weight papers improve the Company's costs by reducing fibre, conversion, shipping, storage and handling costs and warehouse space required for inventories. The use of lower basis weight paper by the Company's customers also reduces their costs. The Company's papermaking expertise enables it to produce high quality, higher brightness uncoated groundwood grades. In addition, new product development continues to be an important focus.

The Company is also one of the few manufacturers of sawdust-based pulp in the world. This product is valued by producers of tissue and wood-free printing papers as a substitute for more costly NBSK pulp.

Skilled people

The Company's employees act as strategic partners when tackling challenges and improving the Company's performance. Recognizing this, the Company strives to be a top employer by providing a work environment that is safe, challenging, interesting, and rewarding.

The Company's management team is comprised of seasoned industry professionals with experience operating through multiple business cycles in the paper and forest products industry. The Company's executives have an average of over 16 years of industry experience and 11 years with the Company.

Sound corporate social responsibility

Corporate social responsibility is one of the Company's core values. The Company views success in this area as the health of citizens in its communities, safety and well-being of its employees, vibrancy of its communities, and sustainability of the Company's practices with respect to their impact on the environment. For a complete description of the Company's objectives and progress please see the Company's 2005 Accountability Report.

Key performance indicators

The Company believes the following key performance indicators are meaningful indicators for measuring the Company's progress in achieving its strategic goals and creating value for investors.

Safety

The well being of its employees is the Company's first priority. Safety is measured in terms of the medical incident rate ("MIR"), which is the number of incidents requiring medical attention per 200,000 hours worked, and the lost-time injury frequency ("LTI"), which is the number of lost-time injuries per 200,000 hours worked. 2005 was the safest year on record for the Company, and for additional details on current year results see the Company's 2005 Accountability Report.

EBITDA

EBITDA is widely used in the financial community to compare the profitability of corporations, and is used by management as an indicator of relative operating performance. See the "Consolidated Results of Operations", "Segmented Results of Operations", and the "Non-GAAP Measures" sections for further analysis and discussion of this indicator.

Performance improvement program

One of the characteristics of the Company's culture is that of engaging its people in projects that challenge the status quo. The Company, for several years, has aggregated these initiatives on an annual basis into "Performance Improvement Programs". Performance improvement initiatives challenge the Company to create innovative and cost effective business solutions. In 2005, the Company launched its fourth consecutive performance improvement program. See "Progress on 2005 Strategic Initiatives" for a detailed summary of the 2005 Performance Improvement Program.

Average sales revenue per tonne

Average sale revenue per tonne for each core business provides key insights on how the Company maximizes its market position. The main factors in revenue growth are U.S. dollar transaction prices, and the relationship between the Canadian and U.S. dollar. For details on 2005 results see "Segmented Results of Operations".

Average cash costs

Reducing cash costs, while maintaining product quality is essential to sustaining profitability in each of the Company's core businesses. The Company continually examines all areas of its business for cost reduction opportunities. For details on 2005 results see "Segmented Results of Operations".

Debt to capitalization

The Company's success also depends on its liquidity and continued ability to finance its growth. The Company focuses on its total debt to total capitalization ratio, and net debt to net capitalization ratio, in order to assess its debt position. See "Liquidity and Capital Resources" for further discussion.

Greenhouse gas emissions ("GHG")

The Company takes its environmental responsibility seriously and as such has invested heavily in environmental initiatives. The Company has reduced GHGs by 71% since 1990, and is well positioned to meet objectives established by the Kyoto Protocol. Emissions are measured in direct GHGs per tonne. In recognition of its progress, in 2005 the Company was named one of the top ten companies of the decade in terms of reducing greenhouse gases. For further details on current year results see the Company's 2005 Accountability Report.

Strategic initiatives

The Company's strategic initiatives in 2005 and 2004 were as follows:

Initiative		05 Goal	05 Achievement	04 Achievement
(All amounts pre-tax and in millions of dollars)				
Components of Performance Improvement Programs				
i) Grade Development and Product Optimization	Develop new, higher-value specialty products, reduce exposure to the commodity newsprint market, and optimize product, grade and customer mix.	$ 16	$ 19	$ 18
ii) Cost Reduction	Reduce kraft usage	13	18	21
	Fibre optimization	9	12	15
	Improve energy efficiencies	7	10	3
	Freight optimization	6	7	4
	Optimize chemical usage	4	4	–
	Productivity improvements	9	–	–
	Deinked pulp cost reduction	–	–	19
	Other	16	14	23
		64	65	85
		$ 80	$ 84	$ 103

Progress on 2005 strategic initiatives

(a) Performance improvement program

In January 2005, the Company commenced its fourth consecutive annual performance improvement program. The 2005 performance improvement program was aimed at generating $80 million in year-over-year EBITDA improvements across all areas of the Company. The Company identified improvements in the areas of grade development and product optimization, and cost reduction. In 2005, $84 million in realized savings was delivered from the Performance Improvement Program.

i. Grade development and product optimization

This strategic initiative included the marketing of new high-value specialty paper products, and the reduction of the Company's exposure to standard newsprint. In 2005, the Company realized EBITDA improvements of $19 million as a result of its various grade development and product optimization initiatives.

In pursuit of these performance initiatives, the Company accomplished the following in 2005:

Sales of Electraprime and Electrastar

In 2003, the Company introduced Electraprime to the market. The Electraprime grade is a soft-calendered, high-brightness paper designed to compete as an alternative to SC-A grades used primarily for advertising flyers and inserts. Electraprime was well received in the market with sales of approximately 89,000 tonnes in 2005, an improvement of approximately 56,000 tonnes from the previous year. This was in excess of its goal to sell an additional 40,000 tonnes in 2005. The Company intends to continue growing its Electraprime business through 2006.

The Electrastar grade was also introduced to the market in 2003 and is a super high-brightness grade designed for applications in which brightness is a desirable characteristic, such as inserts and specialty newspapers. Electrastar sales volumes were up 10% to 60,000 tonnes from the previous year, which was in line with the Company's expectations. Potential opportunities to grow the Electrastar grade will depend, amongst other things, on its profitability relative to other MF hi-brite grades, machine capacity constraints, and competitive factors.

ii. Cost reduction

On the Company's initiative to reduce costs, the following was accomplished in 2005:

Reduce kraft usage

The Company continued to use low-cost fillers and reduced kraft input while maintaining quality and improving printability. In 2005, kraft usage was the lowest in Company history. The amount of kraft used in specialty and newsprint paper products was reduced by 2.6%, from 6.5% in 2004 to 3.9% in the current year. Approximately $18 million in savings were realized as a result of this initiative.

Fibre optimization

The Company further optimized its fibre mix during the year. Specifically, the Company improved utilization of lower cost chips, recording the lowest delivered chip cost since 2002. In addition, the start-up of the reconfigured thermo-mechanical pulp ("TMP") mill at Crofton resulted in higher use of lower cost TMP. This and other smaller initiatives yielded an additional $12 million in savings.

Improve energy efficiencies

The Company is a significant consumer of energy. The continuing optimization of the fuel mix in the Company's power boilers has resulted in less reliance on fossil fuels in favour of wood waste hog fuel. In addition the Company has increased the amount of steam generated from its recovery boilers, and renegotiated delivery costs associated with a natural gas contract. These and other energy reduction initiatives resulted in additional savings of $10 million in 2005.

Freight optimization

The Company's key freight initiatives included improving the destination mix to reduce volumes to high-cost markets, rationalizing routes and mode mix, and reducing container shipment costs. These and other initiatives resulted in additional savings of $7 million in the current year.

Optimize chemical usage

The Company optimized its chemical mix to include more low-cost chemicals, resulting in additional savings of $4 million during the current year.

Productivity improvements

The Company had a number of productivity initiatives during 2005 that were focused on improved efficiency and speed. While many of the initiatives were completed, several unforeseen events such as delays with the mills returning to production after their annual shutdowns mitigated the positive impact of these improvements. Consequently, the Company did not report any net savings from these initiatives.

Other

The Company also completed a series of smaller initiatives, primarily with respect to procurement improvements and its maintenance practices. Approximately $14 million in savings were realized as a result of these initiatives.

(b) Other strategic initiatives

Preferred supplier:

Quality initiatives

During the year, the Company focused on advancing its preferred supplier status with key customers by continuing to improve the consistency, runnability, and reliability of its products, and on time delivery service. In addition the Company was recognized for its product quality, receiving supplier of the year from Verizon Information Services and Vertis Inc.

Chain of custody certification

During the previous year, the Company implemented the "independent chain of custody" system to certify its wood fibre supply. This is a third party audited system that identifies the source of wood fibre, and whether or not it is derived from a forest independently certified as being managed in accordance with a recognized sustainable forest certification. The independent chain of custody provides a valuable tool to assure customers that paper contains wood fibre derived from well-managed forests, and has resulted in additional sales opportunities.

Systems and processes

As part of its ongoing initiatives to improve efficiency, the Company will further invest in improved systems and processes in 2006. The Company anticipates that an upgrade in its enterprise reporting system will be completed by the third quarter of 2006, and will cost approximately $2.5 million for capitalizable software, hardware, and consulting.

2006 performance improvement program

In January 2006, the Company announced its fifth consecutive annual performance improvement program. The Company identified further improvements in the areas of grade development and product optimization, and cost reduction. The 2006 Performance Improvement Program is aimed at generating $70 million in EBITDA improvements across all areas of the Company, year over year.

Consolidated results of operations

Sales

Sales for the current year of $1,823.9 million were down 2.9%, compared to $1,878.2 million in the previous year. Higher average paper prices and an improved customer, grade, and market mix were more than offset by the negative impact of the stronger Canadian dollar, and lower sales volumes resulting from the indefinite idling of the Company's Port Alberni No. 3 paper machine in early February 2005.

Sales

($ millions)

	Year ended December 31			Increase (decrease) from 2004 as a result of:			
	2005	2004	Total change	Volume	Mix	Price	F/X
Specialties	$ 994.7	$ 1,037.2	$ (42.5)	$ (48.6)	$ 12.0	$ 81.6	$ (87.5)
Newsprint	529.1	553.1	(24.0)	(34.9)	5.5	49.9	(44.5)
Total paper	1,523.8	1,590.3	(66.5)	(83.5)	17.5	131.5	(132.0)
Pulp	300.1	287.9	12.2	54.8	2.4	(18.1)	(26.9)
Total	$ 1,823.9	$ 1,878.2	$ (54.3)	$ (28.7)	$ 19.9	$ 113.4	$ (158.9)

EBITDA

EBITDA for the current year of $155.2 million was up 1.6% compared to $152.8 million in the previous year. The positive impact of higher paper prices, performance improvement benefits, and the absence of costs associated with the Elk Falls kraft mill rationalization, which occurred in the first quarter of 2004, was largely offset by the stronger Canadian dollar, and to a lesser extent, lower pulp prices. Other influences on costs included inflation on energy, inputs and services, higher levels of bi-annual planned maintenance and curtailment, and higher selling, general and administration ("SG&A") costs which included costs associated with the dissolution of the Company's U.S. marketing joint venture and the Company's name change, along with higher audit and regulatory costs.

The following table summarizes the key changes in EBITDA from the year ended December 31, 2004 to the year ended December 31, 2005:

($ millions)	
2004 EBITDA	**$ 152.8**
Improved paper prices	130.0
Lower pulp prices	(15.7)
Impact of stronger Canadian dollar, net of hedging program [1]	(139.9)
Performance improvements	84.0
Absence of 2004 Elk Falls rationalization project	24.0
Inflation	(36.7)
Maintenance shutdowns and curtailment	(17.9)
SG&A	(7.2)
Other, net	(18.2)
2005 EBITDA	**$ 155.2**

[1] Includes foreign exchange impact on costs.

Operating earnings (loss)

The Company recorded an operating loss of $25.1 million for the current year, compared to an operating loss of $31.3 million for the previous year. The decrease in operating loss was related to the $2.4 million increase in EBITDA (see EBITDA section above) and a $3.8 million reduction in amortization expense.

Net earnings (loss)

Net loss for the current year was $25.6 million ($0.12 per common share) compared to net loss of $28.6 million ($0.13 per common share) for the same period last year. The net loss for the current year included a $20.7 million ($0.10 per common share) after-tax foreign exchange gain on the translation of U.S.-dollar-denominated debt, compared to an after-tax gain of $44.0 million ($0.21 per common share) for the previous year. The decrease in net loss was largely attributable to the decrease in foreign exchange gain, which was partially offset by net favourable future income tax adjustments totalling $18.3 million ($0.09 per common share), consisting primarily of a $14.2 million positive future income tax adjustment from a decrease in the British Columbia provincial income tax rate, effective July 1, 2005.

The following table reconciles 2005 earnings (loss) to 2004:

	Pre-tax	After-tax
($ millions)		
2004 Earnings (loss)	$ (56.7)	$ (28.6)
Higher EBITDA	2.4	1.6
Lower amortization	3.8	2.5
Decreased foreign exchange gain on translation of long-term debt	(28.8)	(23.8)
Absence of 2004 loss on repayment of long-term debt	5.2	3.4
Interest	(0.8)	(0.5)
Income tax adjustments, net	–	18.3
Non-controlling interest	(0.6)	(0.6)
Other, net	3.3	2.1
2005 Earnings (loss)	$ (72.2)	$ (25.6)

2. SEGMENTED RESULTS OF OPERATIONS

Specialty papers

Summary of selected financial information	05	04	03
(In millions of dollars, except where otherwise stated)			
Sales	$ 994.7	$ 1,037.2	$ 1,002.7
EBITDA [1]	119.2	103.4	66.0
Operating earnings (loss)	21.4	1.9	(32.5)
EBITDA margin	12.0%	10.0%	6.6%
Sales (000 tonnes)	1,063.2	1,115.5	1,084.7
Production (000 tonnes)	1,066.0	1,123.1	1,075.3
Average sales revenue per tonne	$ 936	$ 930	$ 924
Average cash costs per tonne [2]	824	837	864
SC-A paper, 35lb. (US$ per ton) [3]	769	713	675
LWC paper, No.5, 40lb (US$ per ton) [3]	846	726	688
Telephone directory paper, 22.1 lb. (US$ per ton) [3]	675	650	654

[1] EBITDA is a non-GAAP measure. Refer to the "Non-GAAP Measures" section for further details.
[2] Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs.
[3] Benchmark prices are sourced from Resource Information Systems, Inc. ("RISI").

Markets

Coated mechanical paper markets were tight during the first half of the year before levelling off in the fall of 2005. On a year-over-year basis, demand for North American LWC paper was down 3.1% in 2005, largely as a result of weaker magazine circulation, flat ad pages, and some grade substitution, namely to SC-A. Despite weak demand, markets were tight for the majority of the year as a result of supply disruptions in Canada and Finland, which more than offset demand declines. As a result, average LWC benchmark prices increased by US$120 per ton compared to 2004.

North American uncoated mechanical paper markets remained strong as job growth and consumer confidence drove retail sales. As a result, demand for uncoated mechanical grades, which service the retail insert and flyer market, were up 2.3% in 2005 over the previous year. Average SC-A benchmark prices increased approximately US$56 per ton from the previous year. Average MF hi-brite and super-brite prices increased between US$50 and US$60 per tonne, depending on the grade, from the previous year.

Demand for directory grades remained steady as competition between traditional telephone directory publishers and independents in the yellow pages phone book markets resulted in new publications and additional page counts. Demand increased 1.5% year over year in 2005, and contract prices were up by 3.8%, or US$25 per ton, versus 2004.

Kraft paper markets were sluggish for much of the year as weak corrugated box shipments led to a 3.1% decrease in demand in 2005. A combination of falling inventories, cost pressures, and improving corrugated box shipments resulted in some improvement in market conditions late in the year. As previously mentioned, average whitetop linerboard prices in 2005 were up slightly over 2004.

Specialty paper grades average U.S. benchmark prices *(US$ per short ton)*
(Source: RISI)



- ● Lightweight coated paper, 40 lb.
- ● Telephone directory paper, 22.1 lb.
- ● SC-A, 35 lb.

The North American economy continues to be a key driver for the Company's specialty paper business with 88% of its product sold to this market. The Company continues to look for ways to optimize its customer mix as part of its initiatives to improve profitability.

Management's Discussion and Analysis

The 2005 geographical sales distribution, based on sales volumes, is depicted in the chart below.

Specialties 2005 geographic sales distribution



1. United States 77%
2. Canada 11%
3. Latin America 9%
4. Asia & Australasia 3%

Segment overview

In addition to growing its sales of its Electraprime grade, the Company's key areas of focus for specialty papers in 2005 were grade optimization, reducing grade switches resulting in longer production runs, enhancing its customer and grade mix, and shipping to more freight logical locations.

Sales volumes for coated grades were consistent with the previous year.

Sales volumes for uncoated mechanical grades, excluding directory, were up, in large measure due to the previously mentioned additional sales of Electraprime. The Company's uncoated mechanical grades benefited from the strong market conditions during the year.

Sales volumes for directory papers were lower than the previous year, due to the grade and customer rationalization. The Company's focus continues to be the growth of its more profitable lighter basis weight directory business, and the enhancement of its customer and grade mix. The Company capitalized on stronger spot pricing in the second half of the year.

The kraft paper business experienced sluggish market conditions for much of 2005, causing the Company to curtail its Elk Falls No.4 paper for 31 days during the year. As a result, kraft paper volumes were lower than the previous year, and prices were weaker for much of the year. The Company's focus continued to be on optimizing business with customers producing high graphic products and more freight logical customers.

Operational performance

The specialty papers business recorded operating earnings of $21.4 million on sales of $994.7 million in the current year, compared to operating earnings of $1.9 million on sales of $1,037.2 million for the same period last year. EBITDA of $119.2 million for the current year was $15.8 million higher than the $103.4 million recorded in the same period last year.

Sales volume of 1,063,200 tonnes in the current period decreased 52,300 tonnes, or 4.7%. The decline from the previous year was largely due to lower directory shipments, primarily resulting from the Company's grade and customer rationalization, which was partially offset by growth in the Company's uncoated specialty paper business.

Average sales revenue in the current period of $936 per tonne increased $6 per tonne compared to the previous year. Higher transaction prices across most grades, particularly for coated and uncoated mechanical grades, and an enhanced grade and customer mix driven by various performance improvement initiatives more than offset the adverse impact of the significantly stronger Canadian dollar.

Average cash costs in the current period were $824 per tonne, an improvement of $13 per tonne compared to the previous year. Savings from performance improvements and lower fibre prices were the primary drivers of the improvement.

Outlook

Specialty paper markets are expected to be generally stable, with some unique differences by product.

For coated mechanical papers demand is expected to be relatively flat due to weak magazine circulation and ad page growth. In addition, the U.S. postal rate increase of 5.4% effective January 8, 2006, is expected to have some negative impact on catalogue demand in the first half of the year. Despite flat demand, cost pressures are likely to keep prices relatively stable early in the year before gradually declining in the second half of the year as the economy slows.

Uncoated mechanical paper demand is forecast to grow slightly as consumer spending, while weaker than 2005, is expected to remain relatively strong. Prices for MF hi-brite grades are expected to trend upwards in the first half of the year, and possibly beyond this, depending on newsprint price levels.

Directory demand is expected to be up slightly in 2006 as a result of new independent publications and increased page counts from traditional telephone directory companies. On the supply side, directory mills are expected to continue running at high operating rates. For directory, 2006 contract prices are expected to show a modest improvement over 2005.

Kraft paper demand is expected to increase in 2006 due to strengthening demand for durable and non-durable goods, and inventory restocking. The improving market fundamentals should lead to increasing prices in 2006. An announced price increase of $40 per ton effective January 1, 2006, reflects the improving market conditions.

The Company intends to continue focusing on product, customer, and geographical optimization for its specialty paper grades in 2006.

Newsprint

Summary of selected financial information	05	04	03
(In millions of dollars, except where otherwise stated)			
Sales	$ 529.1	$ 553.1	$ 539.2
EBITDA [1]	58.1	45.2	5.1
Operating earnings (loss)	12.3	(4.3)	(56.6)
EBITDA margin	11.0%	8.2%	0.9%
Sales (000 tonnes)	707.1	754.7	768.7
Production (000 tonnes)	699.5	757.8	774.8
Average sales revenue per tonne	$ 748	$ 733	$ 701
Average cash costs per tonne [2]	666	673	695
Newsprint 48.8 gsm, West Coast Delivery (US$ per tonne) [3]	600	544	493

[1] EBITDA is a non-GAAP measure. Refer to the "Non-GAAP Measures" section for further details.
[2] Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs.
[3] Benchmark prices are sourced from RISI.

Markets

The trend in newsprint consumption decline continued throughout 2005 with U.S. consumption and demand down 5.1% and 6.3%, respectively in 2005 compared to 2004. The consumption declines are due in large part to decreases in ad lineage, circulation, and lower average basis weights. The shift to lower average basis weights accounts for 1.7% of the decline; a shift that the Company views as favourable. Cost pressures and the stronger Canadian dollar drove transaction prices higher and average benchmark prices increased US$56 per tonne compared to the previous year, ending the year at US$635 per tonne.

Standard newsprint *Average West Coast U.S. delivery transaction price (in US$ per metric tonne)*
(Source: RISI)



Approximately 67% of the Company's newsprint sales were to the U.S. and Canada. The 2005 geographical sales distribution, based on sales volumes, is depicted in the chart below.

Newsprint 2005 geographic sales distribution



1. United States 51%
2. Asia & Australasia 21%
3. Canada 16%
4. Latin America 12%

Segment overview

The primary focus areas for newsprint in 2005 were enhancing customer mix, developing specialty lighter and smoother newsprint grades, and optimizing the Company's significant newsprint swing capacity.

The Company continued to make progress on its drive towards lowering basis weights in 2005. In addition, successful cost reduction initiatives included freight optimization, particularly with respect to international sales, and a further reduction of kraft in its newsprint from 3.7% in 2004 to 1.3% in 2005.

Effective early February 2005, the Company indefinitely idled its Port Alberni No.3 paper machine displacing 140,000 tonnes per year of newsprint capacity, in response to the prolonged strength of the Canadian dollar and related cost pressures.

The chart below illustrates the decline in the Company's newsprint cash costs per tonne since 2002.

Newsprint cash cost trend *12 month rolling average ($Cdn/tonne)*



Operational performance

The newsprint business recorded operating earnings of $12.3 million on sales of $529.1 million in the current year, compared to an operating loss of $4.3 million on sales of $553.1 million for the previous year. EBITDA of $58.1 million for the current year was $12.9 million higher than the $45.2 million recorded in 2004.

Sales volume of 707,100 tonnes in the current period was down 47,600 tonnes, or 6.3%, from the same period last year, primarily due to the indefinite idling of the Port Alberni No.3 paper machine in early February 2005.

Average sales revenue in the current period of $748 per tonne increased $15 per tonne compared to the previous year. Higher prices and, to a lesser extent, a higher-value market, grade, and customer mix were the major factors that more than offset the adverse impact of the stronger Canadian dollar.

Average cash costs in the current period were $666 per tonne, an improvement of $7 per tonne from the previous year. Savings from performance improvements and lower fibre prices more than offset increased SG&A costs and higher restructuring costs related to the indefinite idling of the Port Alberni No.3 paper machine.

Outlook

For newsprint, the downward consumption trend is expected to continue in 2006 due to lower circulation, ad lineage and basis weights, albeit at a lower rate of decline than 2005. The high Canadian dollar and cost pressures have prompted a US$40 per tonne price increase announcement, for effect February 1, 2006. The Company believes the decline in newsprint consumption is in part due to a shift by advertisers to uncoated specialty grades as growth in these grades has partially offset the decline in newsprint consumption. As a result, the Company believes that it is well positioned to address either further demand reductions, or a recovery in the newsprint market due to its ability to switch grades.

Optimization of newsprint swing capacity will continue to be a priority for 2006. In addition, the Company intends to continue its drive to more profitable lighter basis weight grades, where it is widely recognized as a market leader.

Pulp

Summary of selected financial information		05		04		03
(In millions of dollars, except where otherwise stated)						
Sales	$	300.1	$	287.9	$	278.6
EBITDA [1]		(22.1)		4.2		7.2
Operating earnings (loss)		(58.8)		(28.9)		(22.5)
EBITDA margin		(7.4%)		1.5%		2.6%
Sales (000 tonnes)		482.7		405.5		421.3
Production (000 tonnes)		474.2		420.9		418.8
Average sales revenue per tonne	$	622	$	710	$	661
Average cash costs per tonne [2]		667		699		644
NBSK pulp, Northern Europe Delivery (US$ per tonne) [3]		611		618		525

[1] EBITDA is a non-GAAP measure. Refer to the "Non-GAAP Measures" section for further details.
[2] Average cash costs per tonne for these purposes consist of cost of sales and SG&A costs.
[3] Benchmark prices are sourced from RISI.

Markets

Pulp markets remained sluggish throughout most of the year. Global pulp shipments increased slightly by 0.5% in 2005 compared to 2004, however the benefit was muted as new capacity came on line in 2005, which led to lower operating rates and weaker prices. Conditions improved somewhat towards the end of the year resulting in modest price improvements in most key markets. Overall, year-over-year average NBSK pulp benchmark prices decreased slightly by US$7 per tonne or 1%, to US$611 per tonne, compared to the previous year. Transaction prices fared worse due to competitive pressures and weak non-contract market conditions for most of the year.

Northern bleached softwood kraft *Average northern Europe delivery transaction price (US$ per metric tonne)*
(Source: RISI)



The primary markets for the Company's market pulp are Asia and Australasia and Europe. The 2005 geographical sales distribution, based on sales volumes, is depicted in the chart below.

Pulp 2005 geographic sales distribution



❶ Asia & Australasia 51%
❷ Europe & Other 46%
❸ Latin America 2%
❹ Canada 1%

Segment overview

In 2005, market pulp sales capacity increased significantly through the considerable reduction of kraft pulp used in paper operations, as well as the absence of the Elk Falls kraft mill rationalization completed in early 2004.

Cost reduction remained a key priority in 2005. In particular the segment significantly reduced its delivered chip costs, due in part to taking advantage of the abundant supply of low cost spruce, pine, and fir ("SPF") fibre in British Columbia. This, and other performance improvement initiatives, reduced the Company's manufacturing costs by $25 per tonne compared to 2004.

Operational performance

The pulp business recorded an operating loss of $58.8 million on sales of $300.1 million in the current year, compared to an operating loss of $28.9 million on sales of $287.9 million for the previous year. Negative EBITDA of $22.1 million for the current year decreased $26.3 million from EBITDA of $4.2 million in 2004.

Sales volume of 482,700 tonnes in the current period increased 77,200 tonnes, or 19.0%, from the same period last year due to the factors highlighted in the segment overview section.

Average sales revenue in the current period of $622 per tonne was down $88 per tonne compared to the previous year, due primarily to the stronger Canadian dollar and lower year-over-year NBSK pulp prices.

Average cash costs in the current year were $667 per tonne, an improvement of $32 per tonne compared to the same period last year. Savings from performance improvement initiatives, the absence of the Elk Falls rationalization noted above, and lower fibre prices offset higher SG&A costs.

Outlook

For NBSK pulp markets, demand is expected to show modest improvement in 2006 due to anticipated increased printing and writing demand in China and Western Europe as well as inventory restocking. The Company expects prices on average to remain relatively flat in 2006, with an improvement in the first half of the year, partly offset by a decline later in the year.

3. FINANCIAL CONDITION

The following table highlights the significant changes in the consolidated balance sheets between December 31, 2005, and December 31, 2004.

	05	04	Variance	
(In millions of dollars)				
Working capital	$ 237.1	$ 260.0	$ (22.9)	Decrease primarily reflects lower cash and cash equivalents and inventory levels, partially offset by lower payables.
Capital assets, net	2,139.3	2,172.9	(33.6)	Amortization expense exceeded capital asset additions and the impact of consolidating 100% of a variable interest entity in 2005 (see the "Changes in Accounting Policies" section for further details). Refer to the "Investing Activities" section for additional details on capital asset additions.
Other assets, net	40.1	27.5	12.6	Increase largely due to recording non-controlling interest as part of consolidating 100% of a variable interest entity in 2005 (see the "Changes in Accounting Policies" section for further details), partly offset by amortization of deferred financing costs.
Long-term debt	861.9	823.6	38.3	Increase primarily reflects approximately $57 million of new debt related to consolidating 100% of a variable interest entity in 2005 (see the "Changes in Accounting Policies" section for further details). Refer to the "Capital Resources" section for further details on the change in long-term debt.
Other long-term obligations	209.7	233.6	(23.9)	Decrease primarily relates to a reduction in the fair value of hedging instruments.
Future income taxes and deferred credits	300.9	332.9	(32.0)	Decrease primarily relates to the reduction in the provincial corporate tax rate and increased tax losses.
Contributed surplus	7.3	4.8	2.5	Increase relates to the recording of stock based compensation.

4. LIQUIDITY AND CAPITAL RESOURCES

Selected financial information	05	04	03
(In millions of dollars, except where otherwise stated)			
Cash flows provided by operations before changes in non-cash working capital	$ 104.5	$ 88.9	$ 0.1
Changes in non-cash working capital	(11.5)	(24.4)	22.4
Cash flows provided by operations	93.0	64.5	22.5
Cash flows used by investing activities	(93.0)	(41.8)	(96.1)
Cash flows provided (used) by financing activities	(26.0)	3.3	73.6
Capital spending	95.2	68.0	81.4
Amortization	180.3	184.1	189.9
Capital spending as % of amortization	53%	37%	43%
Total debt to total capitalization [1, 2]	46%	44%	44%
Net debt to net capitalization [3, 4]	46%	43%	44%

[1] Total debt comprises long-term debt, including current portion.
[2] Total capitalization comprises total debt and shareholders' equity.
[3] Net debt comprises total debt, less cash on hand.
[4] Net capitalization comprises net debt and shareholders' equity.

The Company's principal cash requirements are for working capital, capital expenditures, and interest payments on the Company's debt. Cash flows are funded through operations and where necessary, through the revolving operating facility (the "Facility"). If necessary, liquidity requirements may be funded through the issuance of debt, equity or both. Access to current and alternative sources of financing at competitive cost is dependent upon the Company's credit ratings and capital market conditions. The Company believes that the cash flow from operations and the Facility will be sufficient to meet its anticipated capital expenditures and debt repayment obligations in the near and intermediate term.

Operating activities

Cash flow provided from operating activities, after changes in non-cash working capital, in the current year was $93.0 million compared to cash provided from operating activities of $64.5 million in the previous year. The increase of $28.5 million was primarily attributed to decreased non-cash working capital requirements in the current year. The Company's operating cash flow requirements are primarily for labour, salaries and benefits, the purchase of raw materials, energy, and distribution services. Working capital requirements in 2006 are not expected to be materially different than 2005 requirements.

Investing activities

Cash flow used for investing activities in the current year totalled $93.0 million, compared to $41.8 million in the previous year. The absence of a $26.6 million purchase price adjustment, which was received in 2004, and increased capital spending in the current year were the primary drivers of the increase.

The Company's capital spending totalled $95.2 million, compared to $68.0 million in the previous year. Major capital investments during the year included an $8.3 million installation of sawdust screening equipment at the Elk Falls division, which is expected to increase the production of Elk Prime market pulp by approximately 17,000 tonnes annually, a $6.9 million upgrade to the Crofton division's TMP facilities, which is expected to increase TMP production by approximately 21,000 tonnes annually, and a $5.1 million expansion of the bleaching capacity at the Powell River division. The bleaching capacity expansion will allow the Company to replace 36,000 tonnes of newsprint with higher-value uncoated specialty products.

Capital spending levels are expected to be similar in 2006. Cash flows are expected to be generated primarily from operations and the Facility, if necessary.

Financing activities

Cash flow drawn by financing activities was $26.0 million in the current year compared to cash flow generated of $3.3 million in the previous year. The increase in cash flow drawn by financing activities of $29.3 million was primarily attributable to the absence of net proceeds on the senior note refinancing in March 2004.

Capital resources

The Company's capital resources at December 31, 2005, included cash and cash equivalents along with the amount available under the Facility. The borrowing base on the Company's $350.0 million Facility was $344.8 million. After outstanding letters of credit of $22.3 million, and a $6.5 million draw on the Facility, $316.0 million was available at year-end, compared to $318.5 million in the previous year. These resources, together with operating cash flows, are expected to enable the Company to meet the minimum payments, described in the table below.

The following table presents the aggregate amount of future cash outflows for contractual obligations as of December 31, 2005, excluding amounts due for interest on outstanding indebtedness.

Payments due by period

(In millions of dollars)	06		07		08		09		10		Thereafter
Long-term debt	$	–	$	–	$	6.5	$	75.0	$	–	$ 780.4
Capital lease obligations		0.7		0.7		0.7		0.7		0.7	3.6
Operating leases		12.8		10.2		9.2		7.7		7.2	46.3
Total	$	13.5	$	10.9	$	16.4	$	83.4	$	7.9	$ 830.3

As at December 31, 2005, the total long-term debt outstanding was $861.9 million. Principal repayments on this debt do not begin until June 2009. The Company's net debt to net capitalization ratio as of December 31, 2005, was 46%, or 3% higher than December 31, 2004.

The following table illustrates the changes in the Company's long-term debt during 2005.

Issue	Carrying value December 31, 2005		Net (increase) decrease		Foreign exchange		Carrying value December 31, 2004	
(In millions of dollars)								
Recourse								
Senior notes, 8.625% due June 2011 (US$400.0 million)	$	469.4	$	–	$	15.7	$	485.1
Senior notes, 7.375% due March 2014 (US$250.0 million) [1]		291.5		–		9.4		300.9
Revolving operating facility of up to $350.0 million due July 2008 with interest based on Canadian Prime/BA rates or U.S. Base/LIBOR rates		6.5		(6.5)		–		–
Non-recourse (PREI)								
First mortgage bonds, 6.387% due July 2009		75.0		(37.4)[2]		–		37.6
Subordinated promissory notes		19.5		(19.5)[2]		–		–
Total long-term debt	$	861.9	$	(63.4)	$	25.1	$	823.6

[1] US$250.0 million senior notes issued March 23, 2004.
[2] Net increase reflects approximately $57 million of new debt in 2005 due to the 100% consolidation of a variable interest entity (see the "Changes in Accounting Policies" section for further details).

The Company is in compliance with the covenants under its Facility and senior notes indentures. The Company's consolidated fixed charge coverage ratio ("CFCC Ratio"), as calculated under its senior notes, was at 2.0:1 for the last twelve months ended December 31, 2005 (also at 2.0:1, for the twelve months ended December 31, 2004). If this CFCC Ratio goes below 2.0:1, the Company is limited in the amount of additional debt it may incur beyond drawings under the Facility or other debt as permitted under the senior notes. Also the Company's restricted payments basket under the senior notes was negative $69 million as at December 31, 2005 (negative $26 million as at December 31, 2004), as a result of accumulated losses in recent years. Under the 8.625% senior notes, the Company cannot pay dividends unless the balance in this basket is positive.

Credit ratings

Like many others in the industry, the Company's credit ratings were downgraded during the fourth quarter.

In December 2005, Moody's lowered its credit ratings on the Company's corporate family rating and senior unsecured debt to B1 from Ba3, and the Company's bank loan debt to Ba3 from Ba2, and confirmed its outlook on the Company's debt ratings as negative. The downgrade was cited because in Moody's view, current newsprint and related paper grade fundamentals are not likely to facilitate a significant, sustainable margin improvement.

In December 2005, Standard and Poor's (S&P) lowered its long-term corporate credit and senior unsecured ratings to B+ from BB- and its senior secured rating to BB- from BB, and revised the outlook from negative to stable. The Company's lower than expected profitability and cash flow generation due to the stronger Canadian dollar and higher energy costs were factors cited in the downgrade.

In October, Dominion Bond Rating Service ("DBRS") confirmed its senior debt rating of BB and changed the outlook to negative. Growing signs that the Canadian dollar and energy costs will remain high were cited in the revision.

The following table highlights the Company's credit ratings and outlook with Moody's, S&P, and DBRS as of December 31, 2005, 2004, and 2003:

December 31,	05	04	03
Moody's			
Outlook	Negative	Negative	Negative
Corporate family rating	B1	Ba3	Ba2
Senior unsecured debt	B1	Ba3	Ba2
Bank loan debt	Ba3	Ba2	Ba1
Standard & Poor's			
Outlook	Stable	Negative	Negative
Long term corporate credit	B+	BB-	BB
Senior unsecured debt	B+	BB-	BB
Senior secured debt	BB-	BB	BB+
Dominion Bond Rating Service			
Outlook	Negative	Stable	Stable
Senior debt	BB	BB	BBH

As a result of these downgrades, any future borrowings under the Facility will be at a slightly higher rate because the interest rate includes a margin that varies with the Company's credit rating. Under current levels of borrowing, the credit rating downgrades are expected to increase the Company's cost of borrowing under its Facility by an estimated $0.8 million per annum. These downgrades do not have any other direct impacts. However, they could negatively impact the Company's cost of additional borrowing, and potentially its cost of capital.

Financial instruments

In the normal course of business, the Company is exposed to foreign currency and price risk associated with revenues and long-term debt, which are predominately in U.S. dollars, and energy costs. In accordance with its foreign exchange risk management program, the Company manages its exposure to these risks through the use of financial instruments. The Company also uses interest rate swaps to reduce its exposure to long-term fixed interest rates associated with its senior notes. The Company does not enter into financial instruments for speculative purposes.

Revenue risk management instruments

In respect of revenues, the Company uses foreign currency options and forward contracts outstanding to sell U.S. dollars. At December 31, 2005, 67% of the options and contracts are designated as hedging instruments and the resulting foreign exchange translation gains and losses will be recognized concurrently with the hedged revenue in "Sales". At period-end exchange rates, the net amount the Company would receive to settle the foreign currency options and forward contracts is $23.6 million, of which $13.1 million is included in "Prepaids and other", and $7.7 million has been recognized and included in "Sales". The hedging program improved the Company's sales value by $32.3 million in 2005.

At December 31, 2005 and 2004, no price hedging instruments were outstanding in respect of products sold.

Long-term debt risk management instruments

In respect of long-term debt, the Company has US$59.0 million in forward foreign exchange contracts to acquire U.S. dollars. These instruments are not designated as hedging instruments for accounting purposes, and are included in "Other long-term obligations" on the balance sheet at their fair value. Settlements and changes in fair value are recognized in earnings as "Foreign exchange gain on translation of long-term debt". At period-end exchange rates, the net amount the Company would pay to settle these contracts is $24.3 million.

Cost risk management instruments

To hedge against the effect of energy cost fluctuations, the Company enters into contracts to fix the price of a portion of the Company's oil and gas exposure. The contracts are not designated as hedging instruments for accounting purposes and are reported as "Prepaids and other" on the balance sheet at their fair value. Settlements and changes in fair value are recognized in "Cost of sales". At period-end contract rates, the net amount the Company would receive to settle these contracts is $2.7 million, all of which is included in "Cost of sales" and "Prepaids and other".

Interest rate swaps

The Company occasionally uses interest rate swap contracts to manage its net exposure to interest rate changes. At December 31, 2005, the Company has pay-floating, receive-fixed interest rate swap contracts for notional US$40 million, and has designated them as hedging instruments. At period-end rates, the net amount the Company would receive to settle these contracts is $0.4 million.

5. RELATED PARTY TRANSACTIONS

The Company's related parties include Norske Skog, a significant shareholder, together with its subsidiaries and affiliates, and Norske Skog North America LLC ("NSNALLC"), which was a joint venture between Norske Skog and the Company.

NSNALLC

The Company had an agency agreement with NSNALLC, which provided for sales of certain specialty products in the U.S. During the year the Company paid $4.4 million in commission expenses. These transactions were in accordance with normal third party trade practices.

In the second quarter of 2005, the shareholders of NSNALLC announced the dissolution of its U.S. marketing joint venture. The dissolution was effective October 1, 2005, after which the Company returned to marketing its specialty papers directly to North American customers. The change did not materially impact net earnings for the year ended December 31, 2005.

Norske Skog

In prior years, the Company acquired from wholly owned subsidiaries of Fletcher Challenge Limited (now subsidiaries of Norske Skog) companies with tax losses. The purchase price for these companies is subject to adjustment under certain conditions. The Company recorded a $2.4 million adjustment in the fourth quarter of 2005, reflecting a reduction to the purchase price.

Subsidiaries and affiliates of Norske Skog

The Company has entered into agency and distribution agreements with affiliates of Norske Skog whereby all sales of the Company's newsprint and specialty papers in certain international markets are affected through affiliates of Norske Skog. During the year, product sales to these affiliates were $118.1 million (2004 – $121.7 million). These transactions were in accordance with normal third party trade practices.

Directors and employees

The Company undertakes certain transactions with companies affiliated with a director of the Company. These transactions are in the normal course of business, and are on the same terms as those accorded to third parties. During 2005, the Company paid aggregate fees of approximately $nil (2004 – $0.4 million) primarily for legal services from a firm affiliated with a director of the Company. The Company has charged the costs to SG&A expense.

The Company has advanced interest-free loans to three officers of the Company. As at December 31, 2005, the balance outstanding was $0.4 million (2004 – $0.5 million). These loans were issued prior to the enactment of the United States Sarbanes-Oxley Act of 2002, which prohibits such loans effective July 30, 2002. The Company has made no loans to any of its directors or officers since that date.

6. OFF-BALANCE SHEET ARRANGEMENTS

Financial instruments

The Company has ongoing programs with respect to financial instruments, for which the Company has elected to designate some as hedging instruments. The fair value of the following hedging instruments are not recorded in the financial statements:

- Revenues – Foreign currency options and forward contracts to sell US$378 million to major financial institutions.
- Interest Rates – Fixed to floating interest rate swaps with a major financial institution on notional US$40 million. The Company will receive a fixed rate of 7.375% and pay a floating rate averaging LIBOR plus 2.0%.

Refer to financial instruments discussion within the "Liquidity and Capital Resources" section for further discussion of financial instruments.

Guarantees

Business dispositions

The Company sold a portion of its operations in June 2001. In this regard, the Company provided a 10-year environmental indemnity with a maximum liability to the Company of $12.5 million. This liability has subsequently been reduced by expenditures related to certain decommissioning projects. The Company provided a tax indemnity, which continues while the relevant tax years of the indemnified parties remain open to audit. The Company also provided a general indemnity, capped at $5 million, which expired in 2004. The purchaser of the operations has advised the Company that, based on the terms of the purchase and sale agreement, it believes it may be entitled to indemnification under the general indemnity in connection with certain labour matters. The Company is unable to estimate any potential liability under these indemnities as the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. As such, no liability has been recorded for these potential obligations.

Loans

The Company has entered a building lease agreement whereby it has agreed to continue making the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations. At December 31, 2005, the value of the mortgage was approximately $13.0 million. This agreement does not increase the Company's liability beyond the obligations for the building lease.

Recycling plant acquisition

In connection with the acquisition of the paper recycling business in December 2003, the Company has provided indemnities with respect to representations and warranties related to general corporate matters and to the shares that were issued to the vendors. Liability under these indemnities expires in November 2008, except that the indemnity related to title to the shares does not expire. The Company does not expect any significant claims with respect to these indemnities. The Company has also provided indemnities with respect to general environmental matters under its lease of the land and buildings. The Company has agreed to indemnify the landlord for all costs, claims and damages related to any release by the Company of any hazardous substances on the property or the breach by the Company of its environmental covenants under the lease or any environmental laws. This indemnity is indefinite and survives after the lease is terminated. The Company is not liable for pre-existing environmental conditions.

7. SUMMARY OF QUARTERLY RESULTS

The following table highlights selected financial information for the eight consecutive quarters ending December 31, 2005. For a more detailed analysis on Q4, 2005 results, see the Company's Fourth Quarter Report.

| | 05 | | | | 04 | | | |
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
(In millions of dollars)								
Sales	$ 462.7	$ 439.0	$ 450.3	$ 471.9	$ 454.5	$ 479.6	$ 466.8	$ 477.3
EBITDA [1]	33.6	25.4	47.9	48.3	7.4	43.8	56.3	45.3
Net earnings (loss)	(21.8)	(30.0)	34.2	(8.0)	(46.3)	(24.0)	28.0	13.7
Net earnings (loss) per share – basic and diluted	$ (0.10)	$ (0.14)	$ 0.16	$ (0.04)	$ (0.22)	$ (0.11)	$ 0.13	$ 0.06

[1] EBITDA is a non-GAAP measure. Refer to the "Non-GAAP Measures" section for further details.

In Q1, 2005, the net loss increased by $35.5 million ($0.16 per common share) compared to Q4, 2004 largely due to an increase in the after-tax foreign exchange loss arising from the translation of U.S.-dollar-denominated debt of $28.3 million, the Crofton pulp annual maintenance shut down, and restructuring charges related to the curtailment of the Port Alberni No.3 paper machine.

In Q2, 2005, the $8.2 million ($0.04 per common share) increase in net loss compared to Q1, 2005 was primarily related to increased maintenance spending, which was partially offset by performance improvements and lower restructuring costs, and a $3.8 million increase in foreign exchange loss on the translation of U.S.-dollar-denominated debt.

In Q3, 2005, the $64.2 million ($0.30 per common share) improvement in net earnings compared to Q2, 2005 was largely due to an increase in the after-tax foreign exchange gain arising from the translation of U.S.-dollar-denominated debt of $38.3 million, a $14.2 million positive future tax adjustment, related to a decrease in the British Columbia provincial tax rate, which was effective July 1, 2005, and lower maintenance spending.

In Q4, 2005, the $42.2 million ($0.20 per common share) decrease in net earnings compared to Q3, 2005 was largely due to a decrease in the after-tax foreign exchange gain arising from the translation of U.S.-dollar-denominated debt of $34.1 million.

8. NON-GAAP MEASURES

The following measure, included in this report, does not have a standardized meaning under Canadian GAAP.

EBITDA (earnings before interest, income taxes, depreciation, and amortization), as defined, equates to operating earnings (loss) plus amortization. The Company focuses on EBITDA as the Company believes this measure enables comparison of the Company's results between periods without regard to debt service, income taxes and capital expenditure requirements. As such, the Company believes it would be useful for investors and other users to be aware of this measure so they can better assess the Company's operating performance. This measure should not be considered by an investor as an alternative to net income, an indicator of the financial performance of the Company or an alternative to cash flows as a measure of liquidity.

As there is no generally accepted method of calculating EBITDA, the measures as calculated by the Company might not be comparable to similarly-titled measures reported by other companies.

The following table reconciles the Company's net earnings (loss) to EBITDA:

		05		04		03
(In millions of dollars)						
Net earnings (loss)	$	(25.6)	$	(28.6)	$	(84.5)
Amortization		180.3		184.1		189.9
Foreign exchange gain on translation of long-term debt		(24.7)		(53.5)		(58.2)
Write-down of property, plant and equipment		–		–		14.2
Loss on repayment of long-term debt		–		5.2		–
Other (income) expense, net		(4.5)		(1.2)		3.9
Interest expense, net		75.7		74.9		75.0
Income tax recovery		(46.6)		(28.1)		(62.0)
Non-controlling interest		0.6		–		–
EBITDA	$	155.2	$	152.8	$	78.3

9. CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in Canada requires companies to establish accounting policies, and to make estimates that affect both the amount and timing of the recording of assets, liabilities, revenues and expenses. Some of these estimates require judgments about matters that are inherently uncertain.

Note 2 to the December 31, 2005 consolidated financial statements, includes a summary of the significant accounting policies used in the preparation of those consolidated financial statements. While all of the significant accounting policies are important to the consolidated financial statements, some of these policies may be viewed as involving a high degree of judgement. On an ongoing basis, management reviews its estimates, including those related to environmental and legal liabilities, impairment of long-lived assets, pension and post-retirement benefits, provision for bad/doubtful accounts, and income taxes based upon currently available information. Actual results could differ from those estimates.

The following accounting policies require management's most difficult, subjective and complex judgements, and are subject to a fair degree of measurement uncertainty.

Environmental and legal liabilities

Environmental and legal liabilities are recorded on an undiscounted basis when it is considered probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Liabilities for environmental matters require evaluations of applicable environmental regulations and estimates of remediation alternatives and the costs thereof. Provisions for liabilities relating to legal actions and claims require judgments regarding projected outcomes and the range of loss, based on such factors as historical experience and recommendations of legal counsel.

As at December 31, 2005, the Company had a provision of $11.8 million for environmental, remedial and other obligations. In addition, the Company capitalized approximately $2.0 million, largely related to the improvement of air emissions and, to a lesser extent, other environmental compliance matters. In 2006, the Company expects capital expenditures relating to known environmental matters, including compliance issues and the assessment and remediation of the environmental condition of the Company's properties, will total approximately $5 million in 2006.

Impairment of long-lived assets

The Company reviews long-lived assets, primarily plant and equipment, for impairment when events or changes in circumstances indicate that the carrying value of assets may not be recoverable. Canadian GAAP requires the Company to make certain judgments, assumptions and estimates in identifying such events and changes in circumstances, and in assessing their impact on the valuations and economic lives of the affected assets. A long-lived asset impairment is possible when an asset's carrying value exceeds management's estimate of its undiscounted future cash flows. Impaired assets are recorded at fair value, determined principally by using discounted future cash flows expected from their use and eventual disposition. Key assumptions in estimating the future cash flows and fair values include, for example, future product pricing over the commodity cycle, and future estimates of useful lives.

During the fourth quarter of 2005, the Company tested the long-lived assets of both the pulp segment and the indefinitely idled Port Alberni No. 3 paper machine for recoverability. The pulp segment was reviewed due to operating losses, recent pulp prices, and foreign currency movement, while the Port Alberni No. 3 paper machine was reviewed due to its idled status.

To test the pulp assets, the Company used industry analysts' estimates of future pulp prices and foreign exchange rate expectations, estimates of the remaining useful lives of the assets, estimates of the capital requirements as well as management's judgment to calculate the undiscounted cash flows. Based on its test, management determined that the pulp assets' expected undiscounted cash flows exceed the pulp assets' carrying value. Accordingly, an impairment provision was not required.

To test the indefinitely idled Port Alberni No. 3 paper machine ("A3"), the Company used industry analysts' estimates of future pricing and foreign exchange rate expectations, estimates of the remaining useful lives of the assets, estimates of the capital requirements, estimates of probabilities for potential A3 operating scenarios as well as management's judgment to calculate the weighted expected undiscounted cash flows. The estimate for potential A3 operating scenarios was based on management's current estimate of profitability for various products that could be produced, and the feasibility of the Company being able to modify equipment, including cost considerations, as well as market acceptance for the products. Based on its test, management determined that A3's weighted expected undiscounted cash flows exceed its carrying value. Accordingly, an impairment provision was not required.

Long-lived assets represent approximately 79% of total assets, as at December 31, 2005. If the future were to adversely differ from management's best estimate of key assumptions and associated cash flows, the Company could potentially experience future material impairment charges.

Due to the numerous variables associated with judgments and assumptions relating to the valuation of assets in such situations, the precision and accuracy of estimates of related impairment charges are subject to significant uncertainties, and may change significantly as additional information becomes known.

Pension and post-retirement benefits

The Company maintains various employee future benefit plans, which include defined benefit pension and post-retirement benefit plans. The Company retains independent actuarial firms to perform actuarial valuations of the fair values of the Company's defined benefit pension and post-retirement benefit plan assets and benefit obligations, and advise on the amounts to be recorded in the Company's financial statements. This information is determined using certain assumptions, based on historical and market data that directly impact the fair value of the assets and obligations and charges disclosed in the Company's financial statements. These assumptions include:

- The discount rate which is used to estimate the actuarial present value of the various plan obligations. The Company, with the assistance of independent actuarial advisors, sets the discount rate assumption annually to reflect the rates available on high-quality debt instruments, with cash flows that are expected to match the timing and amount of expected benefit payments. The discount rate, as at December 31, 2005, was estimated to be 5.0%.
- The long-term return on assets used to estimate the growth in the value of invested assets available to satisfy certain obligations. The Company, with the assistance of independent actuarial firms, annually sets the expected rate of return on plan assets to reflect the current view of long-term investment returns. In consultation with its independent actuarial advisors, as at December 31, 2005, a rate of return of 7.25% was determined by management.
- Salary increases used to estimate the impact that future compensation increases will have on pension and other post-retirement obligations. In consultation with its independent actuarial advisors, as at December 31, 2005, the rate of compensation increase of 3.0% was determined by management.
- Health care trend rates and mortality rates used to estimate the impact that future health care costs will have on pension and post-retirement obligations. In consultation with its independent actuarial advisors, as at December 31, 2005, the initial health care trend rate of 10.0% was determined by management. The initial health care trend rate is expected to decline by 1.0% annually, and the ultimate health care trend rate is estimated to be 5.0%.

Actual experience can vary significantly from estimates, and could materially impact the estimated cost of employee benefit plans and future cash requirements.

The following table provides a sensitivity analysis of the key weighted average economic assumptions used in measuring the accrued pension benefit obligation, the accrued other employee future benefit and related net periodic benefit cost for 2005. The sensitivity analysis should be used with caution as it is hypothetical and changes in each key assumption may not be linear. The sensitivities in each key variable have been calculated independently of each other.

| | Pension benefit plans | | Other benefit plans | |
	Accrued benefit obligation	Net 2005 expense	Accrued benefit obligation	Net 2005 expense
(In millions of dollars)				
Expected rate of return on assets				
Impact of:				
1% increase	N/A	(2.3)	N/A	N/A
1% decrease	N/A	2.3	N/A	N/A
Discount rate				
Impact of:				
1% increase	(30.1)	(2.0)	(29.9)	(2.2)
1% decrease	32.7	3.7	39.7	2.7
Assumed overall health care cost trend				
Impact of:				
1% increase	N/A	N/A	39.7	3.2
1% decrease	N/A	N/A	(31.4)	(2.4)

Provision for bad debt and doubtful accounts

The Company uses generally accepted practices in estimating required provisions for doubtful accounts and bad debt losses arising on trade and other receivable balances. The Company's estimate of the required allowance is a matter of opinion and the actual loss eventually sustained may be more or less than that estimated.

The Company regularly reviews the collectibility of its accounts receivable. The Company records its allowance for doubtful accounts based on its best estimate of any potentially uncollectible accounts by highlighting specific high risk accounts and then applying judgment to determine its estimate. Consideration is given to current economic conditions and specific customer circumstances to determine the amount of any bad debt expense to be recorded. While the Company has not experienced any significant bad debt expense in prior periods, declines in the economy could result in collectibility concerns. Accounts receivable balances for individual customers could potentially be material at any given time.

As at December 31, 2005, "Accounts receivable" comprised approximately 9% of total assets. Included in this balance, the Company had a provision of approximately $7.0 million for doubtful accounts, or approximately 3.0% of accounts receivable.

Income taxes

The amounts recorded for future income tax assets and liabilities are based on various judgments, assumptions and estimates. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates in which assets and liabilities are expected to be recovered or settled. For these years, a projection of taxable income and an assumption of the ultimate recovery or settlement period for temporary differences are required. The projection of future taxable income is based on management's best estimate and may vary from actual to taxable income.

The Company's future tax assets are mainly composed of temporary differences in employee future benefits and loss carryforwards. Future tax liabilities are mainly composed of temporary differences pertaining to property, plant and equipment. Estimating the ultimate settlement period requires judgment and estimates. The reversal of timing differences is expected at future substantially enacted rates which could change due to changes in income tax laws or the introduction of tax changes. As a result, a change in the timing and the income tax rate at which the components will reverse could materially affect future tax expense as recorded in the consolidate statement of earnings. A one percentage point change in the Company's reported effective income tax rate would have the effect of changing the income tax expense by approximately $8.9 million.

In addition, the Company records provisions for federal, provincial and foreign taxes based on the respective tax rules and regulations of the jurisdictions in which the Company operates and its judgment as to the allocation of income and the amount of deductions relating to those jurisdictions. Canadian, U.S. and international tax rules and regulations are subject to interpretation and the Company's judgment may be challenged by taxation authorities. In such circumstances, the final resolution of these challenges can result in final settlements that differ from the Company's estimated amounts.

10. CHANGES IN ACCOUNTING POLICIES

Effective fiscal 2005, the Company adopted the following new pronouncements issued by the Canadian Institute of Chartered Accountants ("CICA"):

Accounting guideline 15, "Consolidation of Variable Interest Entities" ("AcG-15")

Effective January 1, 2005, the Company adopted CICA pronouncement AcG-15 on a prospective basis. AcG-15 prescribes the application of consolidation principles for entities that meet the definition of a "variable interest entity" ("VIE"). AcG-15 requires that an enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if it is considered its primary beneficiary whereby it would absorb the majority of the VIE's expected losses, receive the majority of its expected residual returns, or both.

The adoption of AcG-15 resulted in the consolidation of 100% of Powell River Energy Inc. ("PREI"). PREI commenced operations February 2001, and consists of an integrated hydroelectric power generating, transmission and distribution system which includes two hydroelectric generating stations, that provide power to the Company. The Company purchases 100% of the power generated by PREI. The Company's 50.0% interest in PREI was previously accounted for using the proportionate consolidation method. The adoption of this new standard increased the Company's EBITDA by $7.0 million for the year ended December 31, 2005, and had no impact on net earnings. In addition, long-term debt increased by approximately $57 million as a result of the consolidation of 100% of PREI.

Emerging issues committee abstract number 159, "Conditional Asset Retirement Obligations" ("EIC-159")

On December 6, 2005, the CICA's Emerging Issues Committee issued EIC-159. EIC-159 is similar to the Financial Accounting Standards Board's Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations" which was issued in March 2005 and highlighted in the Company's interim reports. EIC-159 is effective for interim and annual reporting periods ending March 31, 2006. Effective, December 31, 2005, the Company early adopted EIC-159.

EIC-159 clarifies that the term, "conditional asset retirement obligation", as used in CICA Handbook Section 3110, "Asset Retirement Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. EIC-159 also clarifies what constitutes sufficient information to reasonably estimate the fair value of a conditional asset retirement obligation, and that if sufficient information is not available to reasonably estimate a conditional asset retirement obligation at the time the liability is incurred that the obligation should be recognized initially in the period in which sufficient information becomes available to estimate its fair value.

As a result of the adoption of EIC-159, the Company concluded that obligations for the proper removal and disposal of asbestos products in the Company's mills meet the definition of a conditional asset retirement obligation. That is, the Company is subject to regulations that are in place to ensure that asbestos fibres do not become friable, or loose. The regulations require that friable asbestos be repaired, or removed in accordance with the regulations.

The Company's asbestos can generally be found on steam and condensate piping systems throughout its facilities, as well as in transite cladding on buildings and in building insulation. As a result of the longevity of the Company's mills, due in part to the Company's maintenance procedures, and the fact that the Company does not have plans for major changes that would require the removal of asbestos, the timing of the removal of asbestos in the Company's mills is indeterminate as at December 31, 2005. As a result, the Company is currently unable to estimate the fair value of its asbestos removal and disposal obligation. Consequently, the adoption of EIC-159 did not have an impact on the consolidated financial statements for the year ended December 31, 2005.

11. IMPACT OF ACCOUNTING PRONOUNCEMENTS AFFECTING FUTURE PERIODS

In April 2005, the CICA issued the following new accounting standards that impact the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income.

1. Section 1530, "Comprehensive Income" defines and establishes the reporting requirements for comprehensive income.
2. Section 3251, "Equity" replaces Section 3250, "Surplus", and establishes standards for the presentation of changes in equity.
3. Section 3855, "Financial Instruments – Recognition and Measurement" establishes the requirements for the recognition and measurement of financial assets, financial liabilities and non-financial derivatives.
4. Section 3861, "Financial Instruments – Disclosure and Presentation" replaces Section 3860, "Financial Instruments – Disclosure and Presentation", and establishes the requirements for presentation and disclosure of financial instruments and non-financial derivatives.
5. Section 3865, "Hedges" establishes the standards for when and how hedge accounting may be applied.

The new sections are all to be applied at the same time and are effective for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2006. Early adoption is permitted, but only as of the beginning of a fiscal year ending on or after December 31, 2004. The Company is currently in the process of evaluating the impact of the new accounting standards on the Company's financial position, results of operations, and cash flows.

12. RISKS AND UNCERTAINTIES

The Company produces and markets pulp and paper products that are sold globally. The Company seeks to differentiate its product lines from those of other producers by supplying specialty products that add value for customers. However, like most companies in the forest products industry in North America, the Company faces business risks and uncertainties. These fall into the general business areas of markets, international commodity prices, foreign currency exchange rates, environmental issues, fibre supply, government regulation and policy, and for Canadian companies, trade barriers and Aboriginal land claims.

In order to address these risks and effectively manage them, the Company's management has developed a process for risk management and its interrelationships with the Company's strategic plan. Management provides regular updates to the Audit Committee, works with corporate and operational management to identify, measure and prioritize the critical risks facing the Company, and manages these risks by ensuring that they are adequately addressed through mitigating procedures where appropriate. The objectives of the risk management function include developing a common framework for understanding what constitutes principal business risks, ensuring that risk management activities are aligned with business strategies, and providing an effective mechanism for governance in the area of risk management.

A discussion of the principal uncertainties to which the Company is subject follows.

Product prices

The Company's markets are commodity-based and cyclical in nature. Markets for the principal products are affected by fluctuations in supply and demand within each cycle, which in turn affects product prices. Demand has historically been determined by the level of economic growth and has been very closely tied to overall business activity and personal income. The Company's earnings are sensitive to price changes for its principal products, with the effect of price changes on newsprint and specialty grades being the greatest.

In addition, there is evidence to suggest the newsprint market is mature as declines in U.S. consumption have occurred in each of the last eleven quarters on a year-over-year basis. The Company believes it remains well positioned to mitigate the impact of this decline, through its ability to switch grades.

See "Sensitivity Analysis" section for further details about the Company's sensitivity to product price fluctuations.

Global competition

Pulp and paper markets are highly competitive global commodity markets in which producers compete primarily on the basis of price. A majority of the Company's production is directed to markets outside Canada, where Canadian producers generally compete with American, European, and Asian producers. Many of the Company's competitors are larger and have greater financial resources than the Company and some of the mills operated by the Company's competitors are lower cost producers than the mills the Company operates. To stay competitive the Company is focused on improving productivity and reducing costs.

International sales

A significant portion of the Company's sales are outside Canada and the United States, and therefore the Company faces a number of risks including tariffs and other trade barriers, political and economic instability in foreign markets, and fluctuations in foreign currencies.

Under the terms of agency and distribution agreements with affiliates of Norske Skog, a significant shareholder, either party on six months notice may terminate each of these contracts. If any of these contracts are terminated, the Company will be required to replace the sales agent or distributor within the six-month notice period in order to minimize disruption to sales activities in the relevant market.

Foreign exchange

The Company's profitability is subject to fluctuations in foreign currencies, particularly the U.S. dollar, which is the currency in which most sales are denominated. Fluctuations in foreign currencies affect the Company's competitive position in world markets. Apart from the value of the Canadian dollar relative to the U.S. dollar, the Company's competitiveness in world markets is also affected by the relative strength of the currencies of other producing countries. The Company is also exposed to currency exchange risk on debt denominated in U.S. dollars, including its 7.375% and 8.625% senior notes.

Under a Board-approved foreign exchange risk management program, the Company manages a portion of its currency exposure through the use of currency options and forward contracts to hedge anticipated future sales denominated in foreign currencies and U.S.-dollar-denominated debt. The Company's hedging policy for revenues includes 33% to 67% of 12-month and 0% to 25% of 13 to 24-month U.S. dollar net exposure. The Company considers its U.S. dollar revenues to act largely as a hedge of its U.S.-dollar-denominated debt. The revenue hedge program mitigates the impact of any rapid movements in currency by 40% to 50% over the near term.

See the "Sensitivity Analysis" section for further details about the Company's sensitivity to foreign exchange fluctuations.

Fibre supply

Since the Company has no significant timber holdings, operations are dependent on the supply of wood fibre from third parties, over half of which is provided by five suppliers. The Company's fibre supply could be reduced as a result of events beyond its control, such as industrial disputes, natural disasters, material curtailments, or shutdown of operations by suppliers or the Company for market or other reasons.

Long-term contracts with third parties are conducted at market prices or at prices determined under market-based formulas and represent approximately 70% of the Company's pulp and paper mills' fibre requirements. The solid wood segment of the B.C. coastal forest industry has undergone significant restructuring and downsizing. As a result, there is no assurance that the Company will continue to be able to access coastal fibre at the same levels achieved in the past.

In addition, government regulations and aboriginal issues may also lower the supply of wood fibre. The Province of British Columbia owns approximately 95% of all timberlands and could introduce legislation to reduce wood fibre supply. Aboriginal groups have claimed aboriginal title over substantial portions of British Columbia, including areas where the forest tenures held by the Company's suppliers are situated. Although the renewal of forest tenures held by the Company's suppliers may be adversely impacted by claims of aboriginal title, the specific impact cannot be estimated at this time.

The Company is also a large consumer of old newspapers and magazines. Ownership of Western Canada's largest paper recycling facility enables the Company to secure 100% of its recycled fibre needs from the internal recovery network. While the supply remains reliable, the pricing is determined by the market and is subject to variability.

See the "Sensitivity Analysis" section for further details about the Company's sensitivity to fibre cost movements.

Aboriginal claims

The Company's ability to operate its manufacturing facilities will also be affected by aboriginal groups' claims of aboriginal title and rights. The governments of Canada and British Columbia have established a formal process to negotiate settlements with aboriginal groups throughout British Columbia in order to resolve these land claims. It is the policy of the governments that ownership of lands held in fee simple by third parties such as the Company will not be affected by treaty negotiations. In the case of the Powell River mill, the site has been included in areas to which an aboriginal group has asserted aboriginal title both through treaty negotiations with government and by commencing an action in the Supreme Court of British Columbia. While the Company and other industrial companies have been named as parties in the court proceeding along with the governments of Canada and British Columbia, counsel for the aboriginal group has advised the Company that the plaintiffs are currently negotiating with two governments and have no intention of proceeding with the action at this time. Based on the history of similar proceedings, the Company expects that it would take many years before a final court decision could be rendered if the court proceeding were pursued.

Recent Supreme Court of Canada decisions have confirmed that the governments of Canada and British Columbia are obligated to consult with and, in certain circumstances, accommodate aboriginal groups whenever there is a reasonable prospect their decisions may affect aboriginal groups' rights or title. This duty of consultation and accommodation may affect the Company's ability to obtain or amend necessary regulatory permits on a timely basis.

Energy costs

The Company is a significant consumer of electrical power and fossil fuels.

The Government of British Columbia regulates the Company's electricity supply contracts and there have been few fluctuations in the terms of the contracts, as the November 2004 increase of approximately 5% was the only increase in the last 11 years. However, future changes in electricity prices could have a significant impact on the Company's earnings.

The provincial electricity regulator recently approved a redesigned rate structure for industrial customers that will result in the Company acquiring 90% of the electricity purchased from BC Hydro (the "Utility") at a fixed rate that is lower than the current regulated rate, and 10% of the electricity at a rate that will approximate the price currently paid by the Utility for incremental electricity supplied by independent producers. The change in rate structure is expected to be implemented in 2006, and by design, is not expected to materially impact the Company's total cost of electricity. However, the rate structure has been designed to motivate industrial customers to reduce their electricity consumption.

The majority of the Company's fossil fuels, particularly oil and natural gas, are purchased on the spot market, which can fluctuate significantly depending on various external factors.

A portion of the Company's exposure to fluctuating fossil fuel prices is managed through the use of financial instruments and physical supply contracts, under a Board-approved energy program. The Company's energy hedging policy is restricted to 20-70% of the net exposure for oil and gas. In addition, the Company reduces its exposure to fossil fuel prices through the use of lower priced alternatives.

Freight charges comprise a significant portion of the Company's cash costs, and are also dependent on oil and diesel fuel prices.

See the "Sensitivity Analysis" section for further details about the Company's sensitivity to energy cost fluctuations.

Legal proceedings

In the ordinary course of business, the Company occasionally will become party to legal proceedings, generally related to contract disputes and employment law. As at December 31, 2005, the final results of currently ongoing legal proceedings, while not immediately determinable, are not expected to have a material effect on financial results.

The Company and certain of its affiliates have been named, together with a number of other paper producers, in United States class action lawsuits alleging an ongoing conspiracy to fix prices of magazine and other publication papers. These suits have been triggered by a European Commission investigation into possible anti-competitive practices by certain European paper producers. The Company believes there is no merit to the lawsuits but will nevertheless continue to incur related costs to defend itself.

Prior period losses

The Company has recorded a net loss in 9 of the last 12 quarters. These losses have arisen primarily as a result of adverse market conditions. Should market conditions deteriorate to a greater extent, the Company may, over time, need to rely to a greater extent on its Facility and, if necessary, additional sources of funding.

In particular, the Company's pulp operations, like those of other producers, have come under increasing pressure as a result of a relatively strong Canadian dollar and market conditions that do not compensate producers for rising energy costs. While under current market projections the Company expects to operate its pulp facilities, further deterioration in market conditions or unplanned capital expenditures may necessitate temporary or permanent curtailment.

Debt

The Company has a significant amount of debt, and debt agreements contain various restrictive and financial covenants. The Company's ability to pay interest on, and to satisfy, its debt obligations will depend upon the Company's future operating performance and its ability to obtain additional debt or equity financing, when necessary. Prevailing economic conditions and financial, business, and other factors beyond the Company's control may affect its ability to make these payments. In addition, the Company's debt level may limit its ability to obtain additional financing and increase its vulnerability to interest rate fluctuations. Should the challenging market conditions continue, the Company may, over time, have to rely to a greater extent on its Facility and, if necessary, additional sources of funding.

Environmental regulation

The Company's operations are subject to a wide range of general and industry specific environmental laws and regulations related to waste management. The costs of compliance with such laws and regulations can be significant. The Company continually monitors its environmental performance, and believes that its facilities are operating in substantial compliance with environmental laws and regulations.

Labour disruptions

Many of the Company's suppliers and service providers are unionized. Strikes or work stoppages by members of those unions could result in a significant disruption of operations or higher operating costs, which could have a material adverse effect on the business.

The majority of the Company's pulp and paper mill employees are members of the Communications, Energy & Paperworkers Union of Canada, or the Pulp, Paper and Woodworkers of Canada unions. Collective agreements with these unions expire in April 2008. The Company believes its labour relations are good and does not anticipate labour disruptions in its operations.

13. SENSITIVITY ANALYSIS

The Company's earnings are sensitive to fluctuations in:

Product price

The Company's products are commodity-based and cyclical in nature. As a result, earnings are sensitive to price changes, with the effect of price changes on specialty grades and newsprint being the greatest.

Foreign exchange

The Company's products are primarily sold in Canada, the United States, Asia and Australasia, Latin America, and Europe. The majority of sales are denominated in foreign currencies, principally the U.S. dollar. As a result, the Company is exposed to foreign currency market risk on accounts receivable and future sales.

Energy costs

The Company's earnings could be significantly impacted by changes in the prices and terms of energy supply contracts as the Company is a significant consumer of electrical power, fossil fuels, and inputs whose pricing are highly correlated to energy.

Fibre costs

The Company's supply of fibre is reliable although it is subject to market influences and has some degree of variability. Fibre includes supply of wood chips, logs and old newspapers ("ONP").

The Company's annual EBITDA, net earnings and earnings per share is estimated to be impacted by changes in product prices, foreign exchange, and input costs as follows:

	EBITDA[1]		Net earnings[2]		Earnings per share	
(In millions of dollars, except per share amounts)						
Product prices [3]						
A US$10 per tonne change in the sales price of:						
Specialties	$	13.3	$	8.7	$	0.04
Newsprint		9.8		6.4		0.03
Pulp		4.3		2.8		0.01
Foreign exchange [4]						
A US$0.01 change in the U.S. dollar relative value of the Canadian dollar	$	15.8	$	9.8	$	0.05
Energy cost sensitivity [5]						
A 5% change in the price of:						
Natural gas and oil – direct purchases	$	2.4	$	1.8	$	0.01
Electricity – direct purchases		8.8		6.5		0.03
Fibre sensitivity [5]						
A 5% change in the price of:						
Wood chips and sawdust	$	13.5	$	10.0	$	0.05
ONP		1.3		1.0		0.01

[1] EBITDA is a non-GAAP measure. Refer to the "Non-GAAP Measures" section for further details.
[2] Based on an expected tax rate of 35%.
[3] Based of full 2006 capacities.
[4] Based on a movement from US$0.81 to US$0.82, and excludes the Company's hedging program and the impact of the Company's translation of U.S.-dollar-denominated debt.
[5] Based on 2005 consumption levels.

14. OUTLOOK

U.S. economic conditions are expected to remain stable at least through the first half of 2006. The effects of rising energy and fibre costs continue to present challenges for the industry, and the strength of the Canadian dollar remains a major concern. These challenges are expected to continue to result in upward pressure on paper pricing. In contrast to other regions, the favourable economic environment in British Columbia, particularly with respect to stable electricity prices, along with the Company's limited reliance on fossil fuels in its manufacturing processes, are expected to help create a competitive advantage for the Company. However, a continued strengthening of the Canadian dollar could offset the Company's progress on earnings improvement initiatives. The Company estimates that approximately one quarter of its cash costs are based on U.S.-dollar-denominated inputs, and approximately 90% of its revenues are denominated in U.S. dollars.

In 2006, the Company expects to spend approximately $100 million on capital projects, including approximately $7 million related to PREI, much of which will be directed toward rapid return projects in support of the Company's performance improvement program. With respect to its annual planned maintenance, the Company expects spending to be more evenly distributed throughout each quarter of the year.

15. DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's Audit Committee, as part of its oversight role, has reviewed and recommended the approval of this MD&A to the Board of Directors. The Board of Directors have read and approved this MD&A. The Board of Directors and the Audit Committee have satisfied themselves that management has implemented the necessary disclosure controls through discussions with management.

Certification of disclosure controls

In 2004, the Canadian Securities Administrators' ("CSA") issued Multilateral Instrument 52-109, "Certification of Disclosure in Issuers' Annual and Interim Filings." Effective for fiscal years ending on or after March 31, 2005, CEOs and CFOs ("certifying officers") are required to certify that they are responsible for establishing and maintaining disclosure controls, ensuring the disclosure controls are designed to provide reasonable assurance that material information is made known to them, they have evaluated the effectiveness of the issuer's disclosure controls, and have disclosed their conclusions about their effectiveness at the end of the period covered by the annual filings.

The Company's certifying officers have evaluated the effectiveness of the Company's disclosure controls, as of the Company's year ended December 31, 2005, and as a result of that evaluation have concluded that the Company's disclosure controls are effective for the year ended December 31, 2005. While the Company's certifying officers believe that the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures or internal controls over financial reporting will prevent all errors and fraud. A control system, no matter how well designed and operated, can provide only a reasonable, not absolute, level of assurance that the control objectives are met.

Internal controls

In February 2005, the CSA issued proposed Multilateral Instrument 52-111, "Reporting on Internal Control Over Financial Reporting" ("MI 52-111"). MI 52-111 is very similar in its requirements to those found in Section 404 of the United States Sarbanes-Oxley Act, "Management Assessment of Internal Controls," ("Section 404"). Both MI 52-111 and Section 404 require that companies maintain an effective system of internal controls, report on the effectiveness of those internal controls annually and have the independent auditor report on management's assessment of internal controls over financial reporting.

It is expected that the Company will have to comply with MI 52-111 by the end of its fiscal year ended December 31, 2007.

During the first quarter of 2005, the United States Securities and Exchange Commission extended the Section 404 compliance dates for foreign private issuers. The Company is now expected to comply with Section 404 by the end of its fiscal year ended December 31, 2006.

In order to comply with Section 404, the Company has undertaken a project to update and formalize its internal controls, and to test and document the effectiveness of the internal controls upon which management is relying. To this end, the Company has engaged a third party advisor to assist in the project (the "Internal Control Project").

The Internal Control Project has been ongoing and as of the end of the Company's fiscal year ended December 31, 2005, the Company has completed the documentation of its internal controls, and has tested the majority of controls upon which management is relying. For the most part the Company is beginning to move away from a project approach towards sustainability of the internal control reporting process. However, remediation work is ongoing with respect to some of the Company's systems, and the Company continues to refine its internal control documentation. Based on the work done to date, the Company expects that it will be able to comply with Section 404 and with MI 52-111 when it is finalized.

16. OUTSTANDING SHARE DATA

At January 25, 2006, the Company had 214,604,120 common shares issued and outstanding.

Additional information about the Company including the 2005 Annual Information Form is available on the Company's website **www.catalystpaper.com**, or the Canadian Securities Administrator's electronic filing website www.sedar.com.

MANAGEMENT'S RESPONSIBILITY

The management of Catalyst Paper Corporation is responsible for the preparation, integrity and fair presentation of the accompanying consolidated financial statements and other information contained in this Annual Report. The consolidated financial statements and related notes were prepared in accordance with accounting principles generally accepted in Canada and reflect management's best judgments and estimates. Financial information provided elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

Management maintains a system of internal controls over financial reporting which encompasses policies, procedures and controls to provide reasonable assurance that assets are safeguarded against loss or unauthorized use, transactions are executed and recorded in accordance with management's authorization, and financial records are accurate and reliable.

The Board of Directors is responsible for satisfying itself that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee, which is comprised of seven non-management members of the Board of Directors, provides oversight to the financial reporting process. The Audit Committee meets periodically with management, the internal auditors and the external auditors to review the consolidated financial statements, the adequacy of financial reporting, accounting systems and controls and internal and external auditing functions.

The consolidated financial statements have been reviewed by the Audit Committee, which has recommended their approval by the Board of Directors. These consolidated financial statements have been audited by KPMG LLP, the external auditors, whose report follows.



Russell J. Horner
President and
Chief Executive Officer

Ralph Leverton
Vice-President, Finance
and Chief Financial Officer

Vancouver, Canada
January 24, 2006

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Catalyst Paper Corporation as at December 31, 2005 and 2004 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

Chartered Accountants

Vancouver, Canada
January 24, 2006

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended December 31,		05		04		03
(In millions of dollars, except where otherwise stated)						
Sales	$	1,823.9	$	1,878.2	$	1,820.5
Operating expenses						
Cost of sales		1,611.0		1,674.9		1,687.5
Selling, general and administrative		57.7		50.5		54.7
Amortization		180.3		184.1		189.9
		1,849.0		1,909.5		1,932.1
Operating earnings (loss)		(25.1)		(31.3)		(111.6)
Foreign exchange gain on translation of long-term debt		24.7		53.5		58.2
Loss on repayment of long-term debt (note 12)		–		(5.2)		–
Write-down of property, plant and equipment (note 9)		–		–		(14.2)
Other income (expense), net		4.5		1.2		(3.9)
Interest expense, net (note 5)		(75.7)		(74.9)		(75.0)
Earnings (loss) before income taxes and non-controlling interest		(71.6)		(56.7)		(146.5)
Income tax recovery (note 6)		(46.6)		(28.1)		(62.0)
Net earnings (loss) before non-controlling interest		(25.0)		(28.6)		(84.5)
Non-controlling interest (note 3(a))		(0.6)		–		–
Net earnings (loss)	$	(25.6)	$	(28.6)	$	(84.5)
Basic and diluted earnings (loss) per share (note 7) (in dollars)	$	(0.12)	$	(0.13)	$	(0.41)
Weighted average common shares outstanding (in millions)		214.6		214.6		206.6

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

Years ended December 31,		05		04		03
(In millions of dollars)						
Retained earnings, beginning of year – as previously reported	$	124.4	$	155.6	$	240.1
Effect of change in accounting policy (note 3(c))		–		(2.6)		–
Retained earnings, beginning of year, restated		124.4		153.0		240.1
Net earnings (loss)		(25.6)		(28.6)		(84.5)
Retained earnings, end of year	$	98.8	$	124.4	$	155.6

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

As at December 31,		05		04
(In millions of dollars)				
Assets				
Current assets				
Cash and cash equivalents	$	–	$	26.0
Accounts receivable		246.7		236.8
Inventories (note 8)		245.7		258.1
Prepaids and other		24.1		24.6
		516.5		545.5
Property, plant and equipment (note 9)		2,139.3		2,172.9
Other assets (note 10)		40.1		27.5
	$	2,695.9	$	2,745.9
Liabilities				
Current liabilities				
Accounts payable and accrued liabilities (note 11)	$	279.4	$	285.5
Long-term debt (note 12)		861.9		823.6
Other long-term obligations (note 13)		209.7		233.6
Future income taxes (note 6)		300.9		332.9
Deferred credits (note 14)		24.3		27.5
		1,676.2		1,703.1
Shareholder's Equity				
Share capital (note 15)		913.6		913.6
Contributed surplus (note 3(c))		7.3		4.8
Retained earnings		98.8		124.4
		1,019.7		1,042.8
	$	2,695.9	$	2,745.9

Commitments and Guarantees and Indemnities (notes 21 and 22)

Contingent liabilities (note 23)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the board:



Russell J. Horner
Director

Thomas S. Chambers
Director

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,		05	04	03
(In millions of dollars)				
Cash flows provided (used) by:				
Operations				
Net earnings (loss)	$	(25.6)	$ (28.6)	$ (84.5)
Items not requiring (providing) cash				
Amortization		180.3	184.1	189.9
Future income taxes		(51.6)	(31.3)	(67.9)
Increase in other long-term obligations		24.7	23.5	17.5
Foreign exchange gain on translation of long-term debt		(24.7)	(53.5)	(58.2)
Non-controlling interest (note 3(a))		0.6	–	–
Loss on repayment of long-term debt (note 12)		–	5.2	–
Write-down of property, plant and equipment (note 9)		–	–	14.2
Other		0.8	(10.5)	(10.9)
		104.5	88.9	0.1
Changes in non-cash working capital				
Accounts receivable		(9.1)	(18.1)	57.5
Inventories		12.4	(22.2)	10.2
Prepaids and other		(6.7)	(0.9)	2.6
Accounts payable and accrued liabilities		(8.1)	16.8	(47.9)
		(11.5)	(24.4)	22.4
Cash flows provided by operations		93.0	64.5	22.5
Investing				
Acquisition of paper recycling business (note 4)		–	–	(32.1)
Additions to property, plant and equipment		(95.2)	(68.0)	(81.4)
Proceeds from sale of property, plant and equipment		3.5	0.5	0.4
Proceeds from termination of interest rate swaps		–	–	15.9
Purchase price adjustment (note 19)		–	26.6	–
Decrease (increase) in other assets		(1.3)	(0.9)	1.1
Cash flows used by investing activities		(93.0)	(41.8)	(96.1)
Financing				
Share issue costs		–	–	(0.1)
Increase (decrease) in revolving loan (note 12)		6.4	(12.5)	(105.7)
Issue of long-term debt (note 12)		–	333.1	212.7
Repayment of long-term debt (note 12)		–	(266.1)	–
Premium and expenses on repayment of long-term debt		–	(15.0)	–
Deferred financing costs		0.1	(6.2)	(5.6)
Decrease in other long-term obligations		(32.5)	(30.0)	(27.7)
Cash flows provided (used) by financing activities		(26.0)	3.3	73.6

Years ended December 31,	**05**		04		03
(In millions of dollars)					
Cash and cash equivalents, increase (decrease) during year	(26.0)		26.0		–
Cash and cash equivalents, beginning of year	26.0		–		–
Cash and cash equivalents, end of year	$ –	$	26.0	$	–
Supplemental information:					
Income taxes paid	$ 3.9	$	4.3	$	7.1
Net interest paid	75.3		79.0		79.1
Common shares issued for acquisition of paper recycling business (note 4)	–		–		29.1

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BUSINESS SEGMENTS

Year ended December 31, 2005	Specialty papers	Newsprint	Pulp	Corporate adjustments	Consolidated
Sales to external customers	$ 994.7	$ 529.1	$ 300.1	$ –	$ 1,823.9
Inter-segment sales	–	–	83.3	(83.3)	–
Amortization	97.8	45.8	36.7	–	180.3
Operating earnings (loss)	21.4	12.3	(58.8)	–	(25.1)
Total assets	1,416.8	736.4	524.2	18.5	2,695.9
Additions to property, plant and equipment	50.1	23.6	21.5	–	95.2

Year ended December 31, 2004	Specialty papers	Newsprint	Pulp	Corporate adjustments	Consolidated
Sales to external customers	$ 1,037.2	$ 553.1	$ 287.9	$ –	$ 1,878.2
Inter-segment sales	–	–	127.2	(127.2)	–
Amortization	101.5	49.5	33.1	–	184.1
Operating earnings (loss)	1.9	(4.3)	(28.9)	–	(31.3)
Total assets	1,406.0	741.3	576.9	21.7	2,745.9
Additions to property, plant and equipment	28.5	10.1	29.4	–	68.0

Year ended December 31, 2003	Specialty papers	Newsprint	Pulp	Corporate adjustments	Consolidated
Sales to external customers	$ 1,002.7	$ 539.2	$ 278.6	$ –	$ 1,820.5
Inter-segment sales	–	–	171.5	(171.5)	–
Amortization	98.5	61.7	29.7	–	189.9
Operating earnings (loss)	(32.5)	(56.6)	(22.5)	–	(111.6)
Total assets	1,441.8	773.4	575.8	25.4	2,816.4
Additions to property, plant and equipment	28.1	25.6	27.7	–	81.4

See accompanying note 20 to the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Amounts expressed in millions of dollars, except where otherwise stated.

1. Nature of operations

On October 3, 2005, the shareholders authorized Norske Skog Canada Limited to change its name to Catalyst Paper Corporation.

Catalyst Paper Corporation, together with its subsidiaries (collectively, the "Company") is a significant newsprint and specialty groundwood paper producer in North America. The Company operates four manufacturing divisions, and one paper recycling division in British Columbia, Canada. The Company operates in three business segments.

Specialty Papers – Manufacture and sale of groundwood specialty printing paper and kraft paper.
Newsprint   – Manufacture and sale of newsprint.
Pulp   – Manufacture and sale of softwood pulps.

The primary markets for the Company's paper products are North America, Latin America and the Pacific Rim. The primary markets for the Company's pulp products are Europe and the Pacific Rim.

2. Summary of significant accounting policies

The consolidated financial statements of the Company are expressed in millions of Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These financial statements differ in certain respects from those prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). These measurement differences are described in note 24 "Differences between United States and Canadian generally accepted accounting principles".

(a) Basis of consolidation

The consolidated financial statements include the accounts of the Company, and from their respective dates of acquisition of control or formation, its wholly-owned subsidiaries and partnership. All inter-company transactions and amounts have been eliminated on consolidation. In addition, the consolidated financial statements include the accounts of variable interest entities from the date it is determined that the Company is the primary beneficiary (note 3(a)).

(b) Use of estimates

The consolidated financial statements have been prepared in conformity with Canadian GAAP, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the year. On an ongoing basis, management reviews its estimates, including those related to environmental and legal liabilities, impairment of long-lived assets, pension and post-retirement benefits, bad debt and doubtful accounts and income taxes, based on currently available information. Actual amounts could differ from those estimates.

(c) Revenue recognition

The Company recognizes revenues upon shipment when the significant risks and rewards of ownership are transferred to the customer. Title of the products is typically transferred to the customers at the time of shipment, and payment is based on agreed prices and credit terms contained in sales invoices. Customers have no contractual right of return.

(d) Translation of foreign currencies

The majority of the Company's sales are denominated in foreign currencies, principally the U.S. dollar. Revenue and expense items denominated in foreign currencies are translated at exchange rates prevailing during the period. Monetary assets and liabilities of the Company's operations denominated in foreign currencies are translated at the period-end exchange rates. Non-monetary assets and liabilities are translated at exchange rates in effect when the assets are acquired or the obligations are incurred. Foreign exchange gains and losses are reflected in net earnings (loss) for the period.

(e) Derivative financial instruments

The Company uses derivative financial instruments in the management of foreign currency, interest rate and commodity price exposures. The Company's policy is to use derivatives for managing existing financial exposures and not for trading or speculative purposes. The Company uses hedge accounting to account for the derivative financial instruments designated as hedging instruments, and the fair value method to account for derivative financial instruments not designated as hedging instruments. In order for a derivative to qualify for hedge accounting, the Company designates the hedge relationship and formally documents at its inception, the particular risk management objective and strategy, the specific asset, liability or cash flow being hedged, as well as how effectiveness is assessed. Risk management strategies and relationships are assessed on an on-going basis to ensure each derivative instrument is effective in accomplishing the objective of offsetting either changes in the fair value or cash flow attributable to the exposure being hedged both at inception and over the term of the hedging relationship.

Realized and unrealized gains or losses associated with hedging instruments are recognized in earnings in the same period the hedged item is recognized. Realized and unrealized gains or losses when hedging instruments have ended or ceased to be effective prior to their maturity are deferred and recognized in earnings concurrently with the recognition of the item being hedged.

Foreign exchange exposure to foreign currency revenue and related receivables, primarily in U.S. currency, is managed through the use of foreign exchange forward contracts and options to sell foreign currencies. Realized foreign exchange translation gains and losses from transactions formally designated as hedges are recognized concurrently with the hedged revenue in "Sales". Instruments that are not designated as hedges are included in "Prepaids and other" or "Accounts payable and accrued liabilities" on the consolidated balance sheet at their fair value. Gains and losses, both realized and unrealized, from such instruments that are not designated as hedges are also recorded in "Sales".

Price risk associated with the sale of products or purchase of certain inputs, primarily oil and gas, is managed from time to time through the use of commodity swaps. Realized gains and losses from transactions formally designated as hedges are recognized concurrently with the hedged item in "Cost of sales". Instruments that are not designated as hedges are included in "Prepaids and other" or "Accounts payable and accrued liabilities" on the consolidated balance sheet at their fair value. Changes in fair value are recognized in "Cost of sales".

Foreign currency exposure on long-term debt denominated in U.S. currency is managed through the use of forward contracts and options to purchase U.S. dollars. These instruments are reported under "Other assets" or "Other long-term obligations" on the consolidated balance sheet at their fair value with changes in fair value recognized in "Foreign exchange gain on translation of long-term debt", offsetting the respective translation gains and losses on the underlying foreign currency long-term debt.

Exposure to interest rates on long-term debt is managed through the use of interest swaps. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. Settlement amounts under interest swap agreements formally designated as hedges are recognized in "Interest expense, net", offsetting the interest expense otherwise incurred.

Cash flows from derivative financial instruments that are designated as hedges are classified in "Operations" on the consolidated statement of cash flows consistent with the hedged transaction. Derivatives not designated as hedges are also classified in "Operations".

(f) Cash and cash equivalents

Cash and cash equivalents include cash and short-term investments with original maturities of less than three months and are presented at cost, which approximates market value.

(g) Inventories

Inventories, other than supplies which are valued at cost, are valued at the lower of average cost and net realizable value.

(h) Property, plant and equipment

Property, plant and equipment are stated at cost, which includes capitalized interest during construction, less accumulated amortization, including asset impairment charges.

Buildings, machinery and equipment are amortized on a straight-line basis at rates that reflect estimates of the economic lives of the assets. The rates for major classes of assets are:

Buildings	2.5 – 5.0%
Pulp and paper machinery and equipment	5.0%

During periods of major production interruption, an obsolescence amount of 10% of normal amortization is charged on manufacturing equipment.

No amortization is charged on capital projects during the period of construction. Start-up costs incurred in achieving normal operating capacity on major capital projects are deferred and amortized over a five-year period.

(i) Impairment of long-lived assets

Long-lived assets are tested for recoverability when events or changes in circumstances indicate their carrying value may not be recoverable. A long-lived asset is potentially not recoverable when its carrying value is greater than the sum of its undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss, if any, is measured as the amount by which the long-lived asset's carrying amount exceeds its fair value.

(j) Environmental costs

Environmental expenditures are expensed or capitalized depending upon their future economic benefit. Expenditures that prevent future environmental contamination are capitalized as part of "Property, plant and equipment", and amortization is subsequently charged to income over the estimated future benefit period of the assets. Expenditures that relate to an existing condition caused by past operations are expensed. Liabilities are recorded on an undiscounted basis when rehabilitation efforts are likely to occur and the costs can be reasonably estimated.

(k) Asset retirement obligations

Asset retirement obligations are recognized, at fair value, in the period in which the Company incurs a legal obligation associated with the retirement of an asset. The associated costs are capitalized as part of the carrying value of the related asset and depreciated over its remaining useful life. The liability is accreted using a credit adjusted risk-free interest rate.

(l) Deferred financing costs

Deferred financing costs are included in "Other assets" on the consolidated balance sheet and represent the issuance costs of the Company's long-term debt. Related amortization is included in "Interest expense, net" on a straight-line basis over the term of the debt.

(m) Share issue costs

Direct costs of issuing shares, net of income tax recoveries thereon, are applied to reduce the value of consideration assigned to such shares.

(n) Stock-based compensation and other stock-based payments after January 1, 2004

The Company uses the fair-value based method of accounting for stock-based payments to key officers, directors and for stock options granted to its employees. Under the fair-value based method, compensation cost is measured at fair value at the date of grant, and is expensed over the award's vesting period. Any consideration paid by plan participants on the exercise of share options or the purchase of shares is credited to "Share capital" together with any related stock-based compensation expense.

Deferred share units ("DSU") settleable in cash are amortized over their vesting periods and remeasured at each reporting period, until settlement, using the quoted market value. DSUs are accounted for as compensation expense and recorded in "Accounts payable and accrued liabilities".

(o) Income taxes

Income taxes are accounted for using the liability method. Future income tax assets and liabilities are based on temporary differences (differences between the accounting basis and the tax basis of the assets and liabilities) and non-capital loss carry-forwards and are measured using the enacted or substantively enacted tax rates and laws expected to apply when these differences reverse. Future tax benefits, including non-capital loss carry-forwards, are recognized to the extent that realization of such benefits is considered more likely than not. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period that substantive enactment occurs.

(p) Deferred credits

Deferred credits represent the excess of amounts assigned to future income tax assets for tax losses acquired in other than business combinations over the consideration paid. Deferred credits are amortized to "Income tax recovery" in the consolidated statement of earnings over the period that the acquired tax asset is utilized.

(q) Employee future benefits

Pensions and other employee future benefits

The estimated cost for pensions and other employee future benefits provided to employees by the Company is accrued using actuarial techniques and assumptions during the employees' active years of service. These plans include funded and unfunded defined benefit plans and defined contribution plans. The net periodic benefit cost includes:

- the cost of benefits provided in exchange for employees' services rendered during the year,
- the interest cost of benefit obligations,
- the expected long-term return on pension fund assets based on the fair value for all asset classes,
- gains or losses on settlements or curtailments,
- the straight-line amortization of past service costs and plan amendments over the average remaining service period of the active employee group covered by the plans, unless the period is less than five years, in which case such costs are amortized over five years, and
- the amortization of cumulative unrecognized net actuarial gains and losses in excess of 10% of the greater of the accrued benefit obligation and the fair value of plan assets at the beginning of year over the average remaining service period of the active employee group covered by the plans, unless the period is less than five years, in which case such costs are amortized over five years.

The plan obligations are determined in accordance with the projected benefit method prorated on services.

(r) Earnings per share

Basic earnings (loss) per share are computed by dividing net earnings (loss) for the period by the weighted average shares outstanding during the reporting period. Diluted earnings (loss) per share are computed using the treasury stock method. When the effect of options and other securities convertible into common shares is anti-dilutive, including when the Company has incurred a loss for the period, basic and diluted loss per share are the same.

(s) Comparative figures

Certain comparative figures disclosed in the consolidated financial statements have been reclassified to conform with the presentation adopted for the current year.

3. Change in accounting policies

(a) Variable interest entities

Effective January 1, 2005, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Accounting Guideline 15, "Consolidation of Variable Interest Entities" ("AcG-15") on a prospective basis. AcG-15 prescribes the application of consolidation principles for entities that meet the definition of a variable interest entity ("VIE"). AcG-15 requires that an enterprise holding other than a voting interest in a VIE could, subject to certain conditions, be required to consolidate the VIE if the enterprise is considered its primary beneficiary whereby it would absorb the majority of the VIE's expected losses, receive the majority of its expected residual returns, or both.

Amounts expressed in millions of dollars, except where otherwise stated.

The adoption of AcG-15 resulted in the consolidation of 100% of Powell River Energy Inc. ("PREI"). PREI commenced operations February 2001, and consists of an integrated hydroelectric power generating, transmission and distribution system which includes two hydroelectric generating stations that provide power to the Company. The Company purchases 100% of the power generated by PREI. The Company's 50.0% interest in PREI was previously accounted for using the proportionate consolidation method.

The Company has limited access to PREI's assets, which generally takes the form of interest on loans, management fees and earnings distributions based on the Company's interest in PREI. In addition, creditors of PREI have recourse limited to the assets in PREI. The change in consolidation method does not change the Company's obligations with regard to PREI.

Upon adoption of AcG-15, the Company measured the assets, liabilities, and non-controlling interest of PREI at their carrying amounts and the consolidation of the additional 50.0% of PREI resulted in the following adjustments at January 1, 2005:

Current assets	$ 2.5
Property, plant and equipment	56.9
Other assets [1]	15.7
Current liabilities	(3.3)
Long-term debt	(56.9)
Future income taxes	(14.9)

[1] "Other assets" includes $16.3 million of non-controlling interest, representing PREI's deficit.

The adoption of AcG-15 is not expected to have a material impact on consolidated net earnings (loss) going forward. The following summarizes the impact the adoption of AcG-15 had on the Company's consolidated statement of earnings in the year ended December 31, 2005:

Year ended, December 31, 2005	
Cost of sales recovery	$ 7.0
Amortization expense	(1.4)
Interest expense	(5.9)
Income tax recovery – current	0.1
Income tax recovery – future	0.8
Non-controlling interest	(0.6)
Net earnings (loss)	$ –

Notes to Consolidated Financial Statements, continued

Amounts expressed in millions of dollars, except where otherwise stated.

The Company has identified two other potential VIEs, but has not been able to obtain the financial information necessary to evaluate whether the entities are VIEs, or if the entities are VIEs, whether the Company is the primary beneficiary. The two potential VIEs are private entities and, as such, are unwilling to share financial information with the Company. The potential VIEs are related to each other, and together they provide the Company with warehousing services for a large portion of the Company's paper products. The Company first contracted with these entities in 1999. The amounts paid to these entities are not significant relative to the Company's total distribution costs.

The Company has entered into a building lease agreement with one of the potential VIEs whereby it has agreed to continue making the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations. As at December 31, 2005, the principal amount of the mortgage was approximately $13.0 million. This agreement does not increase the Company's liability beyond the obligation under the building lease.

(b) Asset retirement obligations

On December 6, 2005, the CICA's Emerging Issues Committee issued Abstract Number 159, "Conditional Asset Retirement Obligations," ("EIC-159") effective for interim and annual reporting periods ending after March 31, 2006. Effective December 31, 2005, the Company early adopted EIC-159.

EIC-159 clarifies that the term, "conditional asset retirement obligation," as used in CICA Handbook ("the Handbook") Section 3110, "Asset Retirement Obligations," refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. EIC-159 also clarifies what constitutes sufficient information to reasonably estimate the fair value of a conditional asset retirement obligation, and that if sufficient information is not available to reasonably estimate a conditional asset retirement obligation at the time the liability is incurred that the obligation should be recognized initially in the period in which sufficient information becomes available to estimate its fair value.

As a result of the adoption of EIC-159, the Company concluded that the obligations for the proper removal and disposal of asbestos products in the Company's mills meet the definition of a conditional asset retirement obligation. That is, the Company is subject to regulations that are in place to ensure that asbestos fibres do not become friable, or loose. The regulations require that friable asbestos be repaired or removed in accordance with the regulations.

The Company's asbestos can generally be found on steam and condensate piping systems throughout its facilities, as well as in transite cladding on buildings and in building insulation. As a result of the longevity of the Company's mills, due in part to the Company's maintenance procedures, and the fact that the Company does not have plans for major changes that would require the removal of asbestos, the timing of the removal of asbestos in the Company's mills is indeterminate as at December 31, 2005. As a result, the Company is currently unable to estimate the fair value of its asbestos removal and disposal obligation. Consequently, the adoption of EIC-159 did not have an impact on the consolidated financial statements for the year ended December 31, 2005.

Amounts expressed in millions of dollars, except where otherwise stated.

(c) Stock-based compensation

Effective January 1, 2004, the Company adopted the CICA amended recommendation of Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". These recommendations require the use of a fair-value based approach for the accounting of stock-based compensation awards granted to employees. Under the fair-value based method, compensation cost is measured at fair value at the date of grant, and is expensed over the award's vesting period. The standard was applied retroactively without restatement of prior periods, and resulted in an adjustment of $2.6 million to the contributed surplus and the opening balance of retained earnings of the year ended December 31, 2004, to reflect the cumulative effect of applying the fair-value based method to all employee stock options granted on or after January 1, 2002. For the years ended December 31, 2004 and 2005, the Company recorded $2.2 million and $2.5 million, respectively, as an expense for the stock-based compensation plans. During fiscal 2003, the Company accounted for stock-based payments to non-employees, and employee awards of stock, that call for settlement in cash or other assets, or stock appreciation rights that call for net settlement by the issuance of equity instruments, granted on or after January 1, 2002, using the fair value method. No compensation cost was recorded for all other stock-based employee compensation awards. The pro forma disclosures with respect to the years ended December 31, 2003 are provided in note 16 of the consolidated financial statements.

4. Business acquisition

On December 1, 2003, the Company completed the acquisition of a paper recycling business from Newstech Recycling Partnership (the "Acquisition") for a total purchase price of $61.1 million, including working capital. The Company's consideration was comprised of $31.5 million in cash, $29.0 million in equity and $0.6 million in transaction costs. The value of the 8,693,988 common shares issued was determined by the weighted average trading price of the Company's common shares over the two-day period before December 1, 2003, which was the date the terms of the Acquisition were agreed to and announced.

The Acquisition has been accounted for using the purchase method of accounting and the results of the operations of the business have been consolidated from the date of acquisition.

5. Interest expense, net

The components of interest expense, net, for the years ended December 31 were as follows:

	05	04	03
Interest on long-term debt	$ 77.7	$ 79.0	$ 80.7
Fixed-to-floating interest rate swaps	(3.9)	(6.8)	(8.5)
Amortization of deferred financing costs	3.0	3.7	4.3
Capitalized interest	–	(0.3)	(0.9)
Interest income	(0.9)	(0.4)	(0.5)
Other	(0.2)	(0.3)	(0.1)
	$ 75.7	$ 74.9	$ 75.0

Amounts expressed in millions of dollars, except where otherwise stated.

6. Income taxes

The components of income tax recovery for the years ended December 31 were as follows:

	05	04	03
Current	$ 5.0	$ 3.2	$ 5.9
Future	(37.4)	(31.3)	(67.9)
Release of future taxes related to reduction in provincial corporate income tax rate	(14.2)	–	–
	$ (46.6)	$ (28.1)	$ (62.0)

The reconciliation of income taxes calculated at the statutory rate to the actual income tax provision for the years ended December 31 was as follows:

	05		04		03	
Income tax recovery at Canadian statutory income tax rates	$ (24.9)	34.8%	$ (20.1)	35.5%	$ (52.1)	35.5%
Increase (decrease) in income taxes for:						
Non-taxable income and expenses	(2.5)	3.5	(8.1)	14.3	(8.9)	6.1
Difference in foreign tax rate	(2.0)	2.8	(2.3)	4.0	(2.4)	1.6
Release of future income taxes related to reduction in provincial corporate income tax rate	(14.2)	19.8	–	–	–	–
Release of deferred credits	(5.0)	7.0	–	–	(5.3)	3.6
Large corporations tax	3.5	(4.9)	4.3	(7.6)	5.2	(3.5)
Other	(1.5)	2.1	(1.9)	3.3	1.5	(1.0)
Income tax recovery	$ (46.6)	65.1%	$ (28.1)	49.5%	$ (62.0)	42.3%

The tax effects of temporary differences that give rise to significant future tax liabilities (assets) at December 31 were as follows:

	05	*04*
Future income tax liabilities		
Property, plant and equipment	$ 486.0	$ 535.9
Other	90.4	86.8
	576.4	622.7
Future income tax assets		
Non-capital loss carry-forwards	(203.2)	(206.5)
Employee future benefits	(64.3)	(67.3)
Other	(13.9)	(22.3)
	(281.4)	(296.1)
Valuation allowance	5.9	6.3
	(275.5)	(289.8)
Net future income tax liability	$ 300.9	$ 332.9

7. Earnings per share

The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	05	*04*	*03*
Net earnings (loss) reported	$ (25.6)	$ (28.6)	$ (84.5)
Weighted average shares used in computation of basic earnings per share (in millions)	214.6	214.6	206.6
Weighted average shares from assumed conversion of dilutive options (in millions)	–	–	–
Weighted average shares used in computation of diluted earnings per share (in millions)	214.6	214.6	206.6
Basic and diluted earnings (loss) per share (in dollars)	$ (0.12)	$ (0.13)	$ (0.41)

Amounts expressed in millions of dollars, except where otherwise stated.

8. Inventories

The components of inventories at December 31 were as follows:

	05	04
Specialty papers	$ 54.4	$ 53.7
Newsprint	23.5	28.5
Pulp	19.5	25.3
Total finished goods and work in progress	97.4	107.5
Wood chips, pulp logs and other raw materials	36.1	56.1
Operating and maintenance supplies	112.2	94.5
	$ 245.7	$ 258.1

9. Property, plant and equipment

The components of property, plant and equipment at December 31 were as follows:

2005	Cost	Accumulated amortization	Net book balue
Buildings and land			
Specialty papers and newsprint	$ 482.3	$ 156.1	$ 326.2
Pulp	107.8	44.0	63.8
Machinery and equipment			
Specialty papers and newsprint	$ 2,475.6	$ 1,067.4	$ 1,408.2
Pulp	844.3	503.2	341.1
	$ 3,910.0	$ 1,770.7	$ 2,139.3

2004	Cost	Accumulated amortization	Net book value
Buildings and land			
Specialty papers and newsprint	$ 406.6	$ 135.5	$ 271.3
Pulp	105.0	42.0	63.0
Machinery and equipment			
Specialty papers and newsprint	$ 2,432.7	$ 966.5	$ 1,466.2
Pulp	850.4	478.0	372.4
	$ 3,794.7	$ 1,621.8	$ 2,172.9

In December 2003, the Company recorded a property, plant and equipment write-down of $14.2 million relating to the permanent closure of a portion of its pulp producing capacity at its Elk Falls mill in early 2004.

Amounts expressed in millions of dollars, except where otherwise stated.

10. Other assets

The components of other assets at December 31 were as follows:

	05	04
Deferred financing costs	$ 18.3	$ 21.5
Non-controlling interest (note 3(a))	16.4	–
Deferred charges and other	5.4	6.0
	$ 40.1	$ 27.5

11. Accounts payable and accrued liabilities

The components of accounts payable and accrued liabilities at December 31 were as follows:

	05	04
Trade accounts payable	$ 142.9	$ 141.8
Accrued payroll and related liabilities	82.5	86.4
Pension plans (note 17)	11.6	18.1
Post-retirement benefit plans (note 17)	5.5	5.6
Accrued interest	10.8	10.6
Other	26.1	23.0
	$ 279.4	$ 285.5

12. Long-term debt

The Company's long-term debt, all of which matures beyond one year, at December 31 was as follows:

	05	04
Recourse		
Senior notes, 8.625% due June 2011 (US$400.0 million)	$ 469.4	$ 485.1
Senior notes, 7.375% due March 2014 (US$250.0 million)	291.5	300.9
	760.9	786.0
Revolving operating facility of up to $350.0 million due July 2008	6.5	–
	767.4	786.0
Non-recourse (PREI) (note 3(a))		
First Mortgage Bonds, 6.387% due July 2009	75.0	37.6
Subordinated promissory notes	19.5	–
	94.5	37.6
	$ 861.9	$ 823.6

Amounts expressed in millions of dollars, except where otherwise stated.

During the year ended December 31, 2005, the maturity of the $350.0 million revolving operating facility (the "Facility") was extended by one year, to July 2008. Borrowings under the Facility bear interest at a rate based on Canadian dollar banker's acceptance/prime or U.S. dollar LIBOR/base rates, plus a margin that varies with the Company's credit rating. The interest rates on borrowings under the Facility averaged 5.1% in 2005 (2004 – 5.3%). A commitment fee at a percentage of the margin applies to the undrawn portion of the Facility. Substantially all of the assets of the Company are pledged as security under the Facility. Its availability is determined by a borrowing base, calculated based on accounts receivable and inventory balances, and includes covenants to maintain the funded debt/capitalization ratio below 60%, secured debt/capitalization ratio below 30% and shareholders' equity above $779.3 million as at December 31, 2005. At December 31, 2005, the Facility had $6.5 million drawn against it and after outstanding letters of credit of $22.3 million, $316.0 million was available to the Company. An interest coverage covenant is applicable in certain circumstances if the Company incurs secured debt other than under the Facility. As of December 31, 2005, no such debt has been incurred.

On March 23, 2004, the Company issued, at par, US$250.0 million 7.375% senior notes due March 1, 2014 for cash proceeds of $333.1 million. The net proceeds were used to redeem the 10% senior notes and for general corporate purposes. The Company recorded a loss of $5.2 million on repayment of the 10% senior notes.

The indentures and agreements governing the Company's senior notes and the Facility contain customary restrictive covenants, including restrictions on the incurrence of additional indebtedness, certain payments including dividends and investments in other persons, the creation of liens, sale and leaseback transactions, certain amalgamations, mergers, consolidations and the use of proceeds arising from certain sales of assets and certain transactions with affiliates. At December 31, 2005 and 2004, the Company was in compliance with the covenants under both its Facility and senior notes. The Company's consolidated fixed charge coverage ratio ("CFCC Ratio") as calculated under the senior note indentures was at 2.0:1 for the last twelve months ended December 31, 2005 (2004 – 2.0:1). If this CFCC Ratio goes below 2.0:1, the Company is limited in the amount of additional debt it may incur beyond drawings under the Facility or other debt as permitted under the senior notes. Also, the Company's restricted payments basket under the senior notes was negative $69 million as at December 31, 2005 (2004 – negative $26 million), as a result of accumulated losses in recent years. Under the 8.625% senior notes, the Company cannot pay dividends unless the balance in this basket is positive.

Scheduled long-term debt repayments

	Recourse debt	Non-recourse debt
2006	$ –	$ –
2007	–	–
2008	6.5	–
2009	–	75.0
2010	–	–
Thereafter	760.9	19.5
	$ 767.4	$ 94.5

Amounts expressed in millions of dollars, except where otherwise stated.

Fair value of long-term debt

The following estimated fair values of the Company's long-term debt at December 31 have been determined based on management's best estimate of the fair value to refinance debt with similar terms at the respective year-end dates:

	05	04
Recourse	$ 706.1	$ 830.0
Non-recourse	97.3	39.8
	$ 803.4	$ 869.8

13. Other long-term obligations

The components of other long-term obligations at December 31 were as follows:

	05	04
Pension plans (note 17)	$ 27.8	$ 33.2
Other post-retirement benefit plans (note 17)	143.8	132.1
Forward foreign currency contracts hedging long-term debt	25.2	44.1
Deferred gain on termination of interest rate swaps	1.1	4.2
Environmental, remedial and other	11.8	20.0
	$ 209.7	$ 233.6

14. Deferred credits

Continuity of deferred credits for the years ended December 31 was as follows:

	05	04
Beginning of year	$ 27.5	$ 21.0
Net price adjustment related to acquired tax losses	2.4	6.5
Adjustment related to utilization of acquired tax losses (note 2(p))	(5.0)	–
Adjustment resulting from reduction in provincial corporate income tax rate	(0.6)	–
End of year	$ 24.3	$ 27.5

In prior years, the Company acquired from wholly owned subsidiaries of Fletcher Challenge Limited ("FCL"), a major shareholder up to July 28, 2000, companies with available tax losses. The purchase price of these companies is subject to adjustment under certain conditions. During the year, the Company recorded a downward adjustment of $2.4 million (net of taxes of $0.3 million on the interest component), reflecting a reduction to the purchase price (2004 – $6.5 million).

Amounts expressed in millions of dollars, except where otherwise stated.

15. Share capital

(a) Authorized

The Company is authorized to issue 100,000,000 preferred shares and an unlimited number of common shares.

(b) Issued and outstanding

	05		04	
	Shares	**$**	**Shares**	**$**
Issued and outstanding:				
Common shares	214,604,120	913.6	214,604,120	913.6

16. Stock-based compensation plans

(a) Stock option plans

The Company has an employee share option plan (the "Plan") for its key officers, directors and employees. Options granted prior to January 31, 2003, have a term of five years and the options granted thereafter have a term of ten years. These options are exercisable as to ⅓ on and after the first anniversary date, as to ⅔ on and after the second anniversary date and as to all on and after the third anniversary date, unless the market price of the common shares exceeds a specified acceleration price, in which case all of the options are exercisable at that date. Market price is determined by the weighted average price per share for all sales of the shares on the Toronto Stock Exchange ("TSX") during the ten consecutive trading days preceding the date on which a determination of Market Price is required under the Plan. The Plan provides for the issuance of up to a maximum of 10.0 million common shares.

Effective January 1, 2004, the Company applies the fair value method for recording share options granted to directors, officers and employees. The pro forma effect on net earnings (loss) and net earnings (loss) per common share if the fair value method had been used in the year ended December 31, 2003 to determine compensation cost for share options is as follows:

	03
Net loss	
As reported	$ (84.5)
Pro forma	(86.5)
Net loss per common share (in dollars)	
As reported	$ (0.41)
Pro forma	(0.42)

Amounts expressed in millions of dollars, except where otherwise stated.

The fair value of share options was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	05	04	03
Risk-free interest rate	3.7%	4.5%	4.9%
Annual dividends per share	Nil	Nil	Nil
Expected stock price volatility	30.3%	28.3%	27.3%
Expected option life (in years)	4.0	4.0	4.0
Average fair value of option granted (in dollars)	$ 1.11	$ 1.50	$ 1.73

Changes during the years ended December 31, in the number of options outstanding, were as follows:

	05		04		03	
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
		(in dollars)		(in dollars)		(in dollars)
Beginning of year	5,951,333	$ 5.62	4,495,500	$ 6.07	4,722,000	$ 6.08
Granted	2,886,000	3.58	1,637,500	4.39	100,000	5.81
Exercised	–	–	–	–	–	–
Expired or cancelled	(427,833)	4.14	(181,667)	5.67	(326,500)	6.20
End of year	8,409,500	$ 5.00	5,951,333	$ 5.62	4,495,500	$ 6.07

The following table summarizes information about stock options outstanding and exercisable at December 31, 2005:

	Options outstanding			Options exercisable		
Exercise prices	Number of options	Weighted average remaining option life	Weighted average exercise price	Number of options	Weighted average exercise price	Accelerated price
		(years)	(in dollars)		(in dollars)	(in dollars)
$ 6.60	1,221,500	0.7	$ 6.60	1,221,500	$ 6.60	$ 9.47
7.13	1,011,000	1.1	7.13	1,011,000	7.13	10.00
5.25	1,916,000	1.8	5.25	1,916,000	5.25	7.54
5.81	50,000	2.1	5.81	33,333	5.81	8.35
4.39	1,533,333	8.1	4.39	545,833	4.39	6.30
3.62	2,397,667	9.1	3.62	–	3.62	5.20
3.18	220,000	9.5	3.18	–	3.18	4.57
3.31	60,000	9.6	3.31	–	3.31	4.75
	8,409,500	5.0	$ 5.00	4,727,666	$ 5.91	$ 8.43

Amounts expressed in millions of dollars, except where otherwise stated.

(b) Deferred share unit plan

The Company has established a DSU plan for its directors. Under the terms of this plan, directors may elect to receive their annual remuneration in DSUs, cash or a combination thereof. Each DSU initially has a value equivalent to the Company's weighted average share price on the TSX, during the ten consecutive trading days prior to the issuance date of the DSU. A director's DSU account is credited with dividend equivalents in the form of additional DSUs when dividends are paid on common shares. A director may elect the date of redemption by filing an irrevocable written election with the Company no later than November 15 of the calendar year commencing immediately after the director's termination date. The value shall be paid by the Company as a lump sum in cash, equal to the fair value of the notional underlying common shares plus accrued dividend equivalents at that date, after deduction of applicable taxes and other source deductions required to be withheld. During the year ended December 31, 2005, the Company recognized $0.6 million in expense (2004 – $0.5 million) related to DSUs. As at December 31, 2005, 320,982 DSUs are outstanding under this plan (2004 – 225,336 DSUs) and there is approximately $1.0 million payable (2004 – $0.8 million).

17. Employee future benefits

Description of benefit plans

The Company maintains pension benefit plans, which include defined benefit and defined contribution segments. Employees hired subsequent to January 1, 1994, enroll in the defined contribution segment.

The defined benefit segment provides a pension based on years of service and earnings. For the defined contribution segment, the Company's contributions are based on a percentage of an employee's earnings with the Company's funding obligations being satisfied upon crediting contributions to an employee's account.

The Company provides other benefit plans consisting of provincial medical plan premiums, extended health care and dental benefits to eligible retired employees and their dependents. Assumed health care trend rates have a significant effect on the amounts reported for the post-retirement medical plans.

Total cash payments

Total cash payments for employee future benefits for the year ending December 31, 2005, consisting of cash contributed by the Company to its funded pension plans, cash payments directly to beneficiaries for its unfunded other benefit plans and cash contributed to its defined contribution plans, was $32.3 million (2004 – $29.4 million).

Defined benefit plan

The Company measures the fair value of plan assets and the accrued benefit obligations for accounting purposes as at December 31 of each year. The most recent actuarial valuation of the majority of pension plans for funding purposes was as of December 31, 2003, and the next required valuation will be as of December 31, 2006.

Amounts expressed in millions of dollars, except where otherwise stated.

Change in accrued defined benefit plan obligation

The following table represents the change in the accrued benefit obligation as determined by independent actuaries:

	Pension benefit plans		*Other benefit plans*	
	05	*04*	***05***	*04*
Accrued benefit obligations at beginning of year	$ 335.4	$ 327.2	$ 178.2	$ 183.6
Service cost for the year	5.4	4.5	4.2	4.3
Interest cost	19.4	19.8	10.7	11.1
Employee contributions	0.4	0.5	–	–
Benefit payments	(26.9)	(26.0)	(5.2)	(5.3)
Actuarial loss (gain) and other adjustments	31.2	9.4	28.9	(15.5)
Accrued benefit obligations balance at end of year	$ 364.9	$ 335.4	$ 216.8	$ 178.2

Change in fair value of defined benefit plan assets

The following table represents the change in the fair value of assets of defined benefit plans:

	Pension benefit plans		*Other benefit plans*	
	05	*04*	***05***	*04*
Fair value of defined benefit plan assets, beginning of year	$ 233.3	$ 214.7	$ –	$ –
Actual return on plan assets	21.4	24.0	–	–
Employee contributions	0.4	0.5	–	–
Company contributions	22.3	19.1	5.3	5.5
Other	0.3	1.0	–	–
Benefit payments	(26.9)	(26.0)	(5.1)	(5.5)
Fair value of defined benefit plan assets, end of year	$ 250.8	$ 233.3	$ 0.2	$ –

The asset allocation for the Company's defined benefit pension plans, by asset category, were as follows:

Plan assets at December 31,	***05***	*04*
Equity securities	59.3%	57.4%
Fixed income securities	40.7%	42.6%
Total	100.0%	100.0%

Amounts expressed in millions of dollars, except where otherwise stated.

Reconciliation of the funded status of the benefit plans to the amounts in the consolidated balance sheets

The following table presents the difference between the fair value of the defined benefit pension assets and the actuarially determined accrued benefit obligations as at December 31, 2005 and 2004. This difference is also referred to as either the deficit or surplus, as the case may be, or the funded status of the plans.

The table also reconciles the amount of the surplus or deficit (funded status) to the accrued benefit obligation in the consolidated balance sheets. This difference between the funded status and the obligation recognized in the consolidated balance sheets, in accordance with Canadian GAAP, represents the portion of the surplus or deficit not yet recognized for accounting purposes. Deferred recognition is a key element of the Canadian GAAP pension accounting. This approach allows for a gradual recognition of changes in accrued benefit obligations and fund performance over the expected average remaining service life of the employee group covered by the plans.

As at December 31, 2005, there was a total funding deficit of $114.1 million (2004 – $102.1 million) in the Company's various pension plans. Of this amount, $69.7 million (2004 – $60.4 million) related to funded defined benefit pension plans and $44.4 million (2004 – $41.7 million) to "pay-as-you-go" unfunded defined benefit pension plans. In addition, the Company has other "pay-as-you-go" post-retirement benefit plans, consisting of group health care and life insurance, which had a deficit of $216.6 million at December 31, 2005 (2004 – $178.2 million).

	Pension benefit plans		*Other benefit plans*	
	05	*04*	***05***	*04*
Accrued benefit obligation, end of year	$ 364.9	$ 335.4	$ 216.8	$ 178.2
Fair value of plan assets, end of year	250.8	233.3	0.2	–
Funded status deficit	(114.1)	(102.1)	(216.6)	(178.2)
Unrecognized past service costs	0.2	0.3	(2.1)	(2.3)
Unrecognized actuarial losses	74.7	50.7	69.4	42.8
Accrued benefit obligation recognized in the consolidated balance sheets	$ (39.2)	$ (51.1)	$ (149.3)	$ (137.7)

Classification of accrued obligations

The accrued benefit obligation is included in the Company's balance sheet as follows:

	Pension benefit plans		*Other benefit plans*	
	05	*04*	***05***	*04*
Other assets	$ 0.2	$ 0.2	$ –	$ –
Accounts payable and accrued liabilities	(11.6)	(18.1)	(5.5)	(5.6)
Other long-term obligations	(27.8)	(33.2)	(143.8)	(132.1)
	$ (39.2)	$ (51.1)	$ (149.3)	$ (137.7)

Amounts expressed in millions of dollars, except where otherwise stated.

Components of net periodic benefit cost recognized in the year

Pension benefit plans	05	04	03
Defined benefit costs			
Service cost for the year	$ 5.4	$ 4.5	$ 4.0
Interest cost	19.4	19.8	20.4
Actual return on assets	(21.4)	(23.9)	11.7
Actuarial (gain)/loss	31.2	9.0	7.5
Prior service costs	–	–	–
Difference between actual and expected return	4.6	7.8	(28.3)
Difference between actual and recognized actuarial (gain)/loss	(28.5)	(5.7)	(4.9)
Difference between actual and recognized prior service costs	0.1	0.2	0.3
Amortization of transitional balance	0.1	(0.3)	(0.7)
	10.9	11.4	10.0
Defined contribution costs			
Service cost for the year	5.1	5.2	4.7
Net periodic benefit cost for pension plans	$ 16.0	$ 16.6	$ 14.7

Other benefit plans	05	04	03
Defined benefit costs			
Service cost for the year	$ 4.2	$ 4.3	$ 4.3
Interest cost	10.7	11.2	11.2
Actuarial (gain)/loss	28.9	(15.2)	13.0
Prior service costs	–	–	–
Difference between actual and recognized actuarial (gain) loss	(27.1)	17.8	(10.1)
Difference between actual and recognized prior service costs	(0.2)	(0.2)	(0.2)
Net periodic benefit cost for other benefit plans	$ 16.5	$ 17.9	$ 18.2

Multi-employer pension plans

Unionized employees of the Company are members of industry-wide benefit plans to which the Company contributes a predetermined amount per hour worked by an employee. The pension expense for these plans is equal to the Company's contribution of $18.3 million for the year end December 31, 2005 (2004 – $18.4 million; 2003 – $18.4 million).

Amounts expressed in millions of dollars, except where otherwise stated.

Significant assumptions

Actuarial assumptions used in accounting for the Company-maintained benefit plans were:

	05	*04*
Benefit obligations at December 31,		
Discount rate	5.00%	6.00%
Rate of compensation increase	3.00%	3.00%
Net expense for year ended December 31,		
Discount rate	6.00%	6.25%
Rate of compensation increase	3.00%	3.00%
Expected rate of return on plan assets	7.25%	7.50%
Assumed health care cost trend rate at December 31,		
Extended health benefits		
Initial health care cost trend rate	10.00%	11.00%
Annual rate of decline in trend rate	1.00%	1.00%
Ultimate health care cost trend rate	5.00%	5.00%
Dental benefits		
Dental care cost trend rate	5.00%	5.00%
Medical services plan benefits		
Premium trend rate	2.00%	5.00% [1]

[1] Until June 30, 2004, 2% thereafter.

Sensitivity analysis

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1% change in assumed health care cost rates would have the following effects for 2005.

	Other benefit plans	
	Increase	*Decrease*
Total of service and interest cost	$ 3.2	$ (2.4)
Accrued benefit obligation	$ 39.7	$ (31.4)

Amounts expressed in millions of dollars, except where otherwise stated.

18. Financial instruments

Derivative financial instruments

The Company uses derivative financial instruments to reduce its exposure to foreign currency and price risk associated with its revenues, energy costs and long-term debt. The Company also uses interest rate swaps to manage its net exposure to interest rate changes.

(a) Revenue risk management instruments

Foreign currency options and forward contracts outstanding to sell U.S. dollars were as follows:

	Purchased options		Sold options		Forward contracts	
Term	US$ millions	Average rate C$/US$	US$ millions	Average rate C$/US$	US$ millions	Average rate C$/US$
As at December 31, 2005						
0 to 12 months	$ 450	1.1930	$ 232	1.2899	$ 60	1.1705
13 to 24 months	50	1.1447	–	–	–	–
	$ 500	1.1881	$ 232	1.2899	$ 60	1.1705
As at December 31, 2004						
0 to 12 months	$ 422	1.2902	$ 362	1.3588	$ 49	1.2798
13 to 24 months	56	1.2882	56	1.3693	–	–
	$ 478	1.2900	$ 418	1.3602	$ 49	1.2798

Foreign exchange translation gains and losses on the above instruments designated as hedges are recognized concurrently with the hedged revenue in “Sales”. At December 31, 2005, all of the above contracts are designated as hedging instruments, except for US$182 million where the associated revenue has been recognized. At period-end exchange rates, the net amount the Company would receive to settle the above contracts and options is $23.6 million, of which $13.1 million is included in “Prepaids and other”, and $7.7 million has been recognized and included in “Sales”.

At December 31, 2005, no price hedging instruments were outstanding in respect of pulp and paper products sold.

Amounts expressed in millions of dollars, except where otherwise stated.

(b) Cost risk management instruments

Oil and gas contracts outstanding were as follows:

	Oil contracts		Gas contracts	
Term	Barrels ("bbls") (000's)	Average rate US$/bbl	MMBTU (millions)	Average rate US$/MMBTU
As at December 31, 2005				
0 to 12 months	20	$ 23.30	0.2	$ 6.67
13 to 36 months	30	31.55	–	–
	50	$ 28.25	0.2	$ 6.67
As at December 31, 2004				
0 to 12 months	125	$ 20.85	0.5	$ 5.89
13 to 36 months	80	32.34	–	–
	205	$ 25.33	0.5	$ 5.89

The above instruments are not designated as hedging instruments for accounting purposes and are reported under "Prepaids and other" on the balance sheet at their fair value. Settlements and changes in fair value are recognized in "Cost of sales". At period-end swap rates, the net amount the Company would receive to settle these commodity swaps is $2.7 million, all of which has been recognized and is included in "Cost of sales" and "Prepaids and other".

(c) Long-term debt risk management instruments

The Company has forward foreign currency contracts to acquire U.S. dollars totalling US$59 million over a two-year period at rates averaging C$1.5802/US$. These instruments are not designated as hedging instruments for accounting purposes, and are included in "Other long-term obligations" on the balance sheet at their fair value. Settlements and changes in fair value are recognized in "Foreign exchange gain on translation of long-term debt". At period-end exchange rates, the net amount the Company would pay to settle these contracts is $24.3 million.

(d) Interest rate swaps

The Company has entered into fixed-to-floating interest rate swaps on US$40 million, under which it will receive a fixed rate receipt of 7.375%, and pay a floating rate averaging U.S. six month LIBOR plus an average of 2.0%. The swaps mature March 1, 2014, although US$30 million are cancellable at the counterparties' option between March 1, 2009 and March 1, 2014, for premiums which mirror the call premiums on the 7.375% senior notes. These instruments are designated as fair value hedging instruments, with settlement amounts recognized in interest expense offsetting the interest expense otherwise incurred. At period-end rates, the net amount the Company would receive to settle these contracts is $0.4 million.

Amounts expressed in millions of dollars, except where otherwise stated.

(e) Credit risk

The Company is exposed to credit risk on accounts receivable from its customers who are mainly in the newspaper publishing, commercial printing and paper manufacturing businesses. The Company manages its credit risk, principally through credit policies, which include the analysis of the financial position of its customers and the regular review of their credit limits. The Company also subscribes to credit insurance for a majority of its receivables, and obtains bank letters of credit for some export markets or customers.

The Company is exposed to credit risk with counterparties to the Company's derivative financial instruments. The credit risk arises from the potential for a counterparty to default on its contractual obligations, and is limited to those contracts where the Company would incur a loss in replacing the defaulted transaction. The Company manages this risk by diversifying through counterparties that are of strong credit quality, normally major financial institutions.

(f) Fair value

Estimated fair-values of financial instruments, which differ from carrying values at December 31, were as follows:

	05		04	
	Carrying value	Fair value	Carrying value	Fair value
Forward contracts and options hedging future U.S. dollar receipts	$ 13.1	$ 23.6	$ 14.2	$ 50.2
Commodity swaps hedging future oil and gas purchases	2.7	2.7	3.5	3.8
Instruments related to long-term debt risk management				
Forward contracts to buy U.S. dollars	(25.2)	(24.3)	(44.1)	(41.7)
Fixed to floating interest swaps	–	0.4	–	1.4

The fair value of options and forward foreign currency contracts is based on mid-market rates from financial institutions.

Amounts expressed in millions of dollars, except where otherwise stated.

19. Related party transactions

Related parties include Norske Skogindustrier ASA ("Norske Skog"), a significant shareholder, together with its subsidiaries and affiliates and Norske Skog North America LLC ("NSNALLC"), which was a joint venture between Norske Skog and the Company.

In the second quarter of 2005, the shareholders of NSNALLC announced the dissolution of its U.S. marketing joint venture. The dissolution was effective October 1, 2005, after which the Company returned to marketing its specialty papers directly to North American customers. Transactions or balances with these related parties, not otherwise disclosed in these financial statements, were as follows:

	05	04	03
Norske Skog			
Selling, general and administrative	$ 0.1	$ 0.1	$ 0.1
Accounts receivable	2.4	–	19.3
Norske Skog North America LLC			
Commission expenses	4.4	4.8	4.2
Net loss	0.1	0.1	0.1
Investment (US$0.5 million)	0.8	0.8	0.8
Accounts payable	–	0.4	0.2

The Company has entered into agency and distribution agreements with affiliates of Norske Skog whereby all sales of the Company's newsprint and specialty papers in certain international markets are affected through affiliates of Norske Skog. During the year, product sales to these affiliates were $118.1 million (2004 – $121.7 million; 2003 – $115.0 million). These transactions are in accordance with normal third party trade practices.

In prior years, the Company acquired, from wholly-owned subsidiaries of FCL (now subsidiaries of Norske Skog), companies with tax losses. The purchase price of these companies is subject to adjustment under certain conditions and $2.4 million was included in accounts receivable as at December 31, 2005 with respect to such adjustments (2004 – nil; 2003 – $19.3 million). During 2004, the Company collected $26.6 million in respect of the adjustment comprised of the $19.3 million accounts receivable at December 31, 2003 along with a further adjustment and interest totalling $7.3 million.

The Company undertakes certain transactions with companies affiliated with a director of the Company. These transactions are in the normal course of business and are on the same terms as those accorded to third parties. During 2005, the Company paid aggregate fees of approximately $nil (2004 – $0.4 million; 2003 – $0.1 million) primarily for legal services to companies affiliated with a director of the Company. The Company charged the costs to "selling, general and administrative expenses".

The Company has advanced interest-free loans to three officers of the Company. As at December 31, 2005, the balance outstanding was $0.4 million (December 31, 2004 – $0.5 million). These loans were issued prior to the enactment of the United States *Sarbanes-Oxley Act of 2002*, which prohibits such loans effective July 30, 2002. The Company has made no loans to any of its directors or officers since that date.

Amounts expressed in millions of dollars, except where otherwise stated.

20. Segmented Information

The Company operates in three business segments:

Specialty papers – Manufacture and sale of groundwood specialty printing paper and kraft paper.
Newsprint – Manufacture and sale of newsprint.
Pulp – Manufacture and sale of softwood pulps.

The accounting policies of the segments are the same as described in the Summary of Significant Accounting Policies in note 2. Segment performance is evaluated based on operating earnings (loss). Inter-segment sales consist of pulp transfers at cost.

2005 sales by shipment destination	Specialty papers	Newsprint	Pulp	Total
Canada	$ 108.7	$ 85.2	$ 2.8	$ 196.7
United States	780.9	269.3	0.2	1,050.4
Asia and Australasia	27.0	108.1	147.6	282.7
Latin America	77.2	66.1	4.6	147.9
Europe and Other	0.9	0.4	144.9	146.2
	$ 994.7	$ 529.1	$ 300.1	$ 1,823.9

2004 sales by shipment destination	Specialty papers	Newsprint	Pulp	Total
Canada	$ 114.0	$ 80.7	$ 3.2	$ 197.9
United States	750.6	283.0	–	1,033.6
Asia and Australasia	66.3	115.4	160.1	341.8
Latin America	91.5	74.0	1.3	166.8
Europe and Other	14.8	–	123.3	138.1
	$ 1,037.2	$ 553.1	$ 287.9	$ 1,878.2

2003 sales by shipment destination	Specialty papers	Newsprint	Pulp	Total
Canada	$ 101.1	$ 77.7	$ 2.1	$ 180.9
United States	729.8	311.9	–	1,041.7
Asia and Australasia	95.0	102.7	155.6	353.3
Latin America	71.0	46.9	1.0	118.9
Europe and Other	5.8	–	119.9	125.7
	$ 1,002.7	$ 539.2	$ 278.6	$ 1,820.5

Amounts expressed in millions of dollars, except where otherwise stated.

21. Commitments

The Company has entered into operating leases for property, plant and equipment. The minimum future payments under various operating leases in each of the years ended December 31 are as follows:

2006	$ 12.8
2007	10.2
2008	9.2
2009	7.7
2010	7.2
Subsequent years	46.3
	$ 93.4

The total lease expense amounted to $13.8 million for the year ended December 31, 2005 (2004 – $14.5 million; 2003 – $8.5 million).

22. Guarantees and indemnities

The Company has, over time, provided various indemnities with respect to tax, environment, and employment liabilities, as well as general representations and warranties on sales of portions of its business, acquisitions, and commodity contracts. Significant existing indemnities are as follows:

- The Company sold a portion of its operations in June 2001. In this regard, the Company provided a 10-year environmental indemnity with a maximum liability to the Company of $12.5 million. This liability has subsequently been reduced by expenditures related to certain decommissioning projects. The Company provided a tax indemnity, which continues while the relevant tax years of the indemnified parties remain open to audit. The Company also provided a general indemnity, capped at $5 million, which expired in 2004. The purchaser of the operations has advised the Company that, based on the terms of the purchase and sale agreement, it believes it may be entitled to indemnification under the general indemnity in connection with certain labour matters. The Company is unable to estimate any potential liability under these indemnities as the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. As such, no liability has been recorded for these potential obligations.
- In connection with the acquisition of the paper recycling business in December 2003, the Company has provided indemnities with respect to representations and warranties related to general corporate matters and to the shares that have been issued to the vendors. Liability under these indemnities expires in November 2008, except that the indemnity related to title to the shares does not expire. The Company does not expect any significant claims with respect to these indemnities. The Company has also provided indemnities with respect to general environmental matters under its lease of the land and buildings. The Company has agreed to indemnify the landlord for all costs, claims and damages related to any release by the Company of any hazardous substances on the property or the breach by the Company of its environmental covenants under the lease or any environmental laws. This indemnity is indefinite and survives after the lease is terminated. The Company is not liable for pre-existing environmental conditions.

- The Company has entered a building lease agreement whereby it has agreed to continue making the prescribed lease payments directly to the financial institution holding the mortgage on the building in the event the lessor is no longer able to meet its contractual obligations. As at December 31, 2005, the value of the mortgage was approximately $13 million. This agreement does not increase the Company's liability beyond the obligation under the building lease.

23. Contingent liabilities

In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at December 31, 2005, cannot be predicted with certainty, the Company believes an adequate provision has been made, or the resolution will not have a material effect on the Company's consolidated financial position, earnings or cash flows.

Class action lawsuits

In early 2004, the European Commission began an investigation into possible anti-competitive practices by certain European paper producers. Shortly after the investigation was announced, the Company and certain of its affiliates were named, together with a number of other paper producers in several United States class action lawsuits alleging an ongoing conspiracy to fix prices of magazine and other publication papers. The Company believes there is no merit to the lawsuits, but will nevertheless continue to incur related costs to defend itself.

24. Differences between United States and Canadian generally accepted accounting principles

The Company's consolidated financial statements have been prepared in accordance with Canadian GAAP. Significant differences to accounting principles generally accepted in the United States are set forth below:

Earnings adjustments

The following table provides a reconciliation of the net earnings (loss) for the years ended December 31 under Canadian GAAP to U.S. GAAP:

	05		04		03
Net earnings (loss) in accordance with Canadian GAAP	$ (25.6)	$	(28.6)	$	(84.5)
U.S. dollar revenue hedges (a)	(32.4)		(22.8)		67.5
U.S. dollar long-term debt hedges (b)	(1.5)		(3.0)		(0.6)
Fixed to floating interest swaps (c)	(3.4)		(5.4)		(6.7)
Commodity swaps (d)	(0.3)		(3.3)		3.6
Stock based compensation expense	–		(0.6)		–
Income tax impact of above items	12.8		11.7		(22.8)
Net earnings (loss) in accordance with U.S. GAAP	(50.4)		(52.0)		(43.5)
Other comprehensive income:					
Minimum pension liability adjustment, net of deferred income taxes of $7.0 million (2004 – $1.5 million; 2003 – $1.7 million) (e)	(14.0)		(2.9)		(3.1)
Effective portion of U.S. dollar revenue hedges, net of deferred income taxes of $2.4 million (a)	4.5		–		–
Comprehensive income (loss) in accordance with U.S. GAAP	$ (59.9)	$	(54.9)	$	(46.6)
Basic and diluted net earnings (loss) per share in accordance with U.S. GAAP (in dollars)	$ (0.23)	$	(0.24)	$	(0.21)
Basic and diluted weighted average number of shares in accordance with U.S. GAAP (in millions)	214.6		214.6		206.6

Amounts expressed in millions of dollars, except where otherwise stated.

Balance sheet adjustments

The following table provides a reconciliation of the consolidated balance sheet components at December 31 from Canadian GAAP to U.S. GAAP.

	05	04
Prepaids and other – Canadian GAAP	$ 24.1	$ 24.6
U.S. dollar revenue hedges	10.5	36.0
Fixed to floating interest swaps	0.4	1.4
Commodity swaps	–	0.3
Prepaid and other – U.S. GAAP	$ 35.0	$ 62.3
Other assets – Canadian GAAP	$ 40.1	$ 27.5
Intangible assets related to additional minimum pension liability	–	0.1
Other assets – U.S. GAAP	$ 40.1	$ 27.6
Long-term debt – Canadian GAAP	$ 861.9	$ 823.6
Adjustment related to fixed to floating interest swaps	0.1	0.8
Long-term debt – U.S. GAAP	$ 862.0	$ 824.4
Other long-term obligations – Canadian GAAP	$ 209.7	$ 233.6
Additional minimum pension liability adjustment	63.8	42.4
U.S. dollar long-term debt hedges	(0.9)	(2.4)
Cancelled interest rate swaps	(1.1)	(4.2)
Other long-term obligations – U.S. GAAP	$ 271.5	$ 269.4
Future income taxes – Canadian GAAP	$ 300.9	$ 332.9
Tax effect of pension adjustment	(22.5)	(15.0)
Tax effect of effective portion of U.S. dollar revenue hedges	2.4	–
Tax effect of other adjustments	2.2	15.0
Future income taxes – U.S. GAAP	$ 283.0	$ 332.9
Shareholders' equity – Canadian GAAP	$ 1,019.7	$ 1,042.8
U.S. dollar revenue hedges	10.5	36.0
U.S. dollar long-term debt hedges	0.9	2.4
Fixed to floating interest swaps	1.4	4.8
Commodity swaps	–	0.3
Additional minimum pension liability adjustment	(63.8)	(42.3)
Tax effect of pension adjustment	22.5	15.0
Tax effect of effective portion of U.S. dollar revenue hedges	(2.4)	–
Tax effect of other adjustments	(2.2)	(15.0)
Shareholders' equity – U.S. GAAP	$ 986.6	$ 1,044.0

(a) U.S. dollar revenue hedges

Under Canadian GAAP, translation gains and losses on foreign currency options and forward contracts to sell foreign currencies that are designated as hedges are recognized concurrently with the hedged revenue in "Sales". Prior to April 1, 2005, the Company did not designate its revenue contracts as hedges for U.S. GAAP purposes. Effective April 1, 2005, the Company designated certain of its existing revenue contracts as hedges in accordance with criteria under U.S. GAAP and has, prospectively, accounted for them as hedges under U.S. GAAP. For U.S. GAAP purchases, undesignated contracts are recorded at fair value with changes recognized in income. Designated contracts are recorded at fair value with changes in fair value during the period of designation recorded in other comprehensive income, net of tax, until the hedged item is recognized.

(b) U.S. dollar long-term debt hedges

Under Canadian GAAP, prior to January 1, 2004, the Company designated foreign currency contracts related to its U.S. dollar debt as hedges. The forward premium or discount on forward foreign currency contracts used to hedge the U.S. dollar long-term debt was amortized to interest expense over the term of the forward contract. Effective January 1, 2004, foreign currency contracts related to U.S. dollar debt are not designated as hedges. Under U.S. GAAP, the Company does not account for such contracts as hedges of long-term debt and recognizes the foreign currency contracts on a fair value basis at each reporting period.

(c) Fixed to floating interest swaps

Under Canadian GAAP, unrealized gains and losses on interest rate swap contracts designated as hedges are not recognized in the financial statements. Under U.S. GAAP, the ineffectiveness of the hedge is quantified and the ineffective portion of the changes in fair value is recorded in interest expense.

During 2003, the Company terminated prior to maturity, interest rate swap contracts for cash proceeds of $15.9 million. Under Canadian GAAP, the net gain is deferred and is being amortized as a reduction of interest expense based on the U.S. swap curve at the time of termination. Under U.S. GAAP, there is no deferred amount as the fluctuations in the fair value and interest payments are recognized in earnings as they arise.

(d) Commodity swaps

Under Canadian GAAP, prior to January 1, 2004, the Company accounted for commodity swaps as hedges. Effective January 1, 2004, commodity swaps are not designated as hedges and are recognized at their fair value at each reporting date with changes in fair value in the year included in consolidated net income (loss). Under U.S. GAAP, the Company does not designate commodity swaps as hedges.

(e) Minimum pension liability

Under U.S. GAAP, if the accumulated benefit obligation exceeds the market value of plan assets, a minimum pension liability for the excess is recognized to the extent that the liability recorded in the balance sheet is less than the minimum liability. Any portion of this additional liability that relates to unrecognized prior service cost is recognized as an intangible asset while the remainder is charged to comprehensive income (loss). Canadian GAAP has no such requirement to record a minimum liability.

(f) Comprehensive income

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", requires that a company classify items of other comprehensive income in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the balance sheet.

(g) Accounting standard issued but not yet implemented

There are no U.S. GAAP standards issued but not yet implemented that are expected to materially impact the Company's financial position, results of operations or cash flows.

CONSOLIDATED STATEMENTS OF EARNINGS

Years ended December 31,	05	04	03	02	01 [1]
(Audited and in millions of dollars)					
Sales [2]	$ 1,823.9	$ 1,878.2	$ 1,820.5	$ 1,704.0	$ 1,561.1
Operating expenses					
Cost of sales [2]	1,611.0	1,674.9	1,687.5	1,582.1	1,286.6
Selling, general and administrative	57.7	50.5	54.7	65.3	63.6
Amortization	180.3	184.1	189.9	178.5	131.2
	1,849.0	1,909.5	1,932.1	1,825.9	1,481.4
Operating earnings (loss)	(25.1)	(31.3)	(111.6)	(121.9)	79.7
Foreign exchange gain (loss) on translation of long-term debt	24.7	53.5	58.2	12.3	(17.1)
Write-down of property, plant and equipment	–	–	(14.2)	–	–
Loss on repayment of long-term debt	–	(5.2)			
Other income (expense), net	4.5	1.2	(3.9)	(13.3)	(40.2)
Interest income (expense), net	(75.7)	(74.9)	(75.0)	(76.2)	0.9
Earnings (loss) before income taxes and non-controlling interest	(71.6)	(56.7)	(146.5)	(199.1)	23.3
Income tax expense (recovery)	(46.6)	(28.1)	(62.0)	(75.8)	(21.2)
Net earnings (loss) before non-controlling interest	(25.0)	(28.6)	(84.5)	(123.3)	44.5
Non-controlling interest	(0.6)	–	–	–	–
Net earnings (loss)	$ (25.6)	$ (28.6)	$ (84.5)	$ (123.3)	$ 44.5

[1] Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants recommendations eliminating the deferral and amortization of foreign currency translation gains and losses on long-lived monetary items. Prior years have been restated to be on a consistent basis as applicable.

[2] Effective January 1, 2004, the Company adopted the new Canadian Institute of Chartered Accountants Section 1100 "Generally Accepted Accounting Principles" ("GAAP") recommendations which defines use of alternate sources of Canadian GAAP when a matter is not explicitly addressed by primary sources of Canadian GAAP. Historically, the Company recorded distribution costs as a deduction from sales. The Company now relies on the alternate source of Canadian GAAP and records distribution costs as operating expenses. As a result, distribution costs have been reclassified from "Sales" to "Cost of sales".

[3] A special distribution of $12.00 per common share was paid to shareholders on August 28, 2001.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,	05	04	03	02	01 [1]
(Audited and in millions of dollars)					
Cash provided (used) by:					
Operations					
Net earnings (loss)	$ (25.6)	$ (28.6)	$ (84.5)	$ (123.3)	$ 44.5
Items not requiring (providing) cash					
Amortization	180.3	184.1	189.9	178.5	131.2
Future income taxes	(51.6)	(31.3)	(67.9)	(91.5)	(7.7)
Increase in long-term obligations	24.7	23.5	17.5	19.8	8.5
Foreign exchange loss (gain) on translation of long-term debt	(24.7)	(53.5)	(58.2)	(12.3)	17.1
Non-controlling interest	0.6	–	–	–	–
Write-down of property, plant and equipment	–	–	14.2	–	–
Loss on sale of Mackenzie pulp operations	–	–	–	–	31.4
Write-off of deferred financing costs	–	–	–	15.8	–
Loss on repayment of long-term debt	–	5.2	–	–	–
Other	0.8	(10.5)	(10.9)	(7.6)	13.6
	104.5	88.9	0.1	(20.6)	238.6
Changes in non-cash working capital	(11.5)	(24.4)	22.4	25.8	31.2
Cash flows provided by operations	93.0	64.5	22.5	5.2	269.8
Investing					
Acquisition of paper recycling business	–	–	(32.1)	–	–
Acquisition of Pacifica Papers Inc.	–	–	–	–	(74.1)
Additions to property, plant and equipment	(95.2)	(68.0)	(81.4)	(82.2)	(92.7)
Proceeds from sale of marketable securities	–	–	–	39.2	–
Proceeds from sale of property, plant and equipment	3.5	0.5	0.4	1.5	0.7
Proceeds from sale of Mackenzie pulp operations	–	–	–	–	103.8
Proceeds from termination of interest rate swaps	–	–	15.9	3.4	–
Purchase price adjustment	–	26.6	–	–	–
Decrease (increase) in other assets	(1.3)	(0.9)	1.1	(4.4)	1.6
Cash flows used by investing activities	(93.0)	(41.8)	(96.1)	(42.5)	(60.7)

Note 1 refers to page 107.

Years ended December 31,	05	04	03	02	01 [1]
(Audited and in millions of dollars)					
Financing					
Special distribution [3]	–	–	–	–	(1,490.3)
Issue of common shares, net of share issue costs	–	–	(0.1)	208.1	–
Increase (decrease) in revolving loan	6.4	(12.5)	(105.7)	119.1	–
Issue of long-term debt	–	333.1	212.7	–	768.7
Repayment of long-term debt	–	(266.1)	–	(386.7)	(240.9)
Premium and expenses on repayment of long-term debt	–	(15.0)	–	–	–
Decrease in other long-term obligations	(32.5)	(30.0)	(27.7)	(8.0)	(3.6)
Deferred financing costs	0.1	(6.2)	(5.6)	–	(30.7)
Dividends paid	–	–	–	–	(37.2)
Cash flows provided (used) by financing activities	(26.0)	3.3	73.6	(67.5)	(1,034.0)
Cash and cash equivalents, increase (decrease) during year	(26.0)	26.0	–	(104.8)	(824.9)
Cash and cash equivalents, beginning of year	26.0	–	–	104.8	929.7
Cash and cash equivalents, end of year	$ –	$ 26.0	$ –	$ –	$ 104.8

Notes 1 and 3 refer to page 107.

CONSOLIDATED BALANCE SHEETS

Years ended December 31,		05		04		03		02		01 [1]
(Audited and in millions of dollars)										
Assets										
Current assets										
Cash and cash equivalents	$	–	$	26.0	$	–	$	–	$	104.8
Marketable securities		–		–		–		–		34.4
Accounts receivable		246.7		236.8		238.2		279.1		309.2
Inventories		245.7		258.1		235.9		242.7		230.5
Prepaids and other		24.1		24.6		21.9		9.2		4.1
		516.5		545.5		496.0		531.0		683.0
Property, plant and equipment		2,139.3		2,172.9		2,290.2		2,326.6		2,416.4
Other assets		40.1		27.5		30.2		39.5		60.4
	$	2,695.9	$	2,745.9	$	2,816.4	$	2,897.1	$	3,159.8
Liabilities										
Current liabilities										
Accounts payable and accrued liabilities	$	279.4	$	285.5	$	267.3	$	303.7	$	303.5
Current portion of long-term debt		–		–		–		–		10.7
		279.4		285.5		267.3		303.7		314.2
Long-term debt		861.9		823.6		845.8		886.2		1,163.9
Other long-term obligations		209.7		233.6		249.8		177.0		144.7
Future income taxes/deferred credits		325.2		360.4		384.3		405.5		500.5
		1,676.2		1,703.1		1,747.2		1,772.4		2,123.3
Shareholders' Equity										
Share capital		913.6		913.6		913.6		884.6		673.1
Contributed surplus		7.3		4.8		–		–		–
Retained earnings		98.8		124.4		155.6		240.1		363.4
		1,019.7		1,042.8		1,069.2		1,124.7		1,036.5
	$	2,695.9	$	2,745.9	$	2,816.4	$	2,897.1	$	3,159.8

Note 1 refers to page 107.

OTHER FINANCIAL AND OPERATIONAL INFORMATION

Years ended December 31,	05	04	03	02	01 [1]
(In millions of dollars, except where otherwise stated)					
Selected Financial Information					
EBITDA [4]	$ 155.2	$ 152.8	$ 78.3	$ 56.6	$ 210.9
EBITDA margin [5]	8.5%	8.1%	4.3%	3.3%	13.5%
Weighted average common shares outstanding (in millions)	214.6	214.6	206.6	193.4	141.1
Basic and diluted earnings (loss) per share (in dollars)	$ (0.12)	$ (0.13)	$ (0.41)	$ (0.64)	$ 0.32
Working capital [6]	$ 237.1	$ 260.0	$ 228.7	$ 227.3	$ 379.5
Current assets to current liabilities [6]	1.85	1.91	1.75	1.75	2.25
Total debt to total capitalization [7, 8]	46%	44%	44%	44%	53%
Net debt to net capitalization [9, 10]	46%	43%	44%	44%	50%
Common shares outstanding at end of year (in millions)	214.6	214.6	214.6	205.9	174.8
Book value per share (in dollars)	$ 4.75	$ 4.86	$ 4.98	$ 5.46	$ 5.93
Share prices					
High	$ 4.26	$ 4.95	$ 6.06	$ 7.70	$ 19.99
Low	2.40	3.30	2.93	4.65	5.30
Close	3.07	3.77	4.17	5.45	6.80
Benchmark prices					
SC-A paper, 35 lb. (US$ per ton)	$ 769	$ 713	$ 675	$ 669	$ 807
LWC paper, No. 5, 40 lb. (US$ per ton)	846	726	688	678	803
Telephone directory paper, 22.1 lb. (US$ per ton)	675	650	654	695	730
Newsprint 48.8 gsm, average West Coast Delivery (US$ per tonne)	600	544	493	456	578
NBSK pulp, Northern Europe Delivery (US$ per tonne)	611	618	525	458	531
Sales (000 tonnes)					
Specialty paper	1,063	1,116	1,085	960	573
Newsprint	707	755	769	750	604
Pulp	483	406	421	381	568

Note 1 refers to page 107.

4 EBITDA is a non-GAAP measure. Refer to the "Non-GAAP Measures" section in Management's Discussion and Analysis.
5 EBITDA margin is defined as EBITDA as a percentage of sales.
6 Working capital and current assets to current liabilities, for these purposes, exclude current portion of long-term debt.
7 Total debt comprises long-term debt, including current portion.
8 Total capitalization comprises total debt and shareholders' equity.
9 Net debt comprises total debt less cash on hand.
10 Net capitalization comprises net debt and shareholders' equity.

Corporate office

Catalyst Paper Corporation
16th Floor, 250 Howe Street
Vancouver, BC V6C 3R8
Tel: 604-654-4000
www.catalystpaper.com

Operations

Crofton Division
PO Box 70
Crofton, BC V0R 1R0
Tel: 250-246-6100

Elk Falls Division
PO Box 2000
Campbell River, BC
V9W 5C9
Tel: 250-287-5200

Port Alberni Division
4000 Stamp Avenue
Port Alberni, BC V9Y 5J7
Tel: 250-723-2161

Powell River Division
6270 Yew Street
Powell River, BC V8A 4K1
Tel: 604-483-3722

Paper Recycling Division
1050 United Boulevard
Coquitlam, BC V3K 6V4
Tel: 604-525-5734

Investor information

Annual meeting
The annual meeting of
shareholders will be held
on Thursday, April 27, 2006
at 2 p.m. at the Fairmont
Waterfront Hotel in Vancouver,
British Columbia.

Transfer agent and registrar
CIBC Mellon Trust Company
at its principal offices in
Vancouver and Toronto.

Auditors
KPMG LLP
Vancouver, BC

Share information
Common Shares
(symbol: CTL)
The Toronto Stock Exchange

Investor relations contact
Ralph Leverton
Vice-President, Finance and
Chief Financial Officer
Tel: 604-654-4319

Annual and quarterly reports
For copies of annual and
quarterly reports contact:
Tel: 604-654-4319
Fax: 604-654-4070

Sales and marketing contacts

Catalyst Paper Corporation
16th Floor
250 Howe Street
Vancouver, BC V6C 3R8

James E. Armitage
Tel: 604-654-4979
Fax: 604-654-4331

Jim Bayles
International Sales
Tel: 604-654-4921
Fax: 604-654-4331

Peter Hart
Pulp Sales
Tel: 604-654-4207
Fax: 604-654-4331

Catalyst Paper (USA) Inc.
1011 Western Avenue
Suite 700
Seattle, WA 98104
Tel: 206-838-2000
Fax: 206-838-2031

Tom Crowley
Specialty Sales

Paul Gordon
Directory and Kraft Paper

Tim Duncan
Newspaper Publisher Sales

Catalyst Paper Japan Ltd.
Bureau Shinagawa #407
1-6, Konan 4-chome, Minato-ku
Tokyo 108-0075 Japan
Tel: 81-3-5791-3811
Fax: 81-3-5791-3813

Masaki Motooka
Pulp Sales

Ryoji Miyakita
Newsprint and Paper Sales

Officers

Keith Purchase
Chair of the Board of Directors

Russell J. Horner
President and
Chief Executive Officer

William P. Rosenfeld
Deputy Chair of the
Board of Directors

James E. Armitage
Senior Vice-President,
Sales and Marketing

W.R. (Ron) Buchhorn
Senior Vice-President,
Operations

Ferio Pugliese
Vice-President,
Human Resources

Lyn Brown
Vice-President, Corporate
Affairs and Social Responsibility

Ralph Leverton
Vice-President, Finance and
Chief Financial Officer

Robert H. Lindstrom
Vice-President, Supply Chain

Peter M. Staiger
Treasurer

Valerie Seager
Vice-President and
General Counsel